As filed with the Securities and Exchange Commission on April 9, 2003.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUBURBAN PROPANE PARTNERS, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)

5984
(Primary Standard Industrial
Classification Code Number)

240 Route 10 West
Whippany, NJ 07981
(973) 887-5300
(Address, including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Janice G. Meola, Esq.
General Counsel
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981
(973) 887-5300
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

22-3410353 (I.R.S. Employer Identification No.)
Stephen H. Cooper, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Paul Jacobs, Esq. Neil Gold, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [  ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[  ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Units representing limited partnership interests	$57,500,000	$4,652
(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	The registration fee has been calculated in accordance with Rule 457(o) under the Securities Act.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange
Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 9, 2003.

Common Units
Representing Limited Partner Interests
Suburban Propane Partners, L.P.

      The common units are listed on the New York Stock Exchange under the symbol ''SPH.'' The last reported sale price of the units on April 8, 2003 was $27.78 per unit.

      See Risk "Factors" on page 6 to read about factors you should consider before you invest in the units.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Suburban Propane Partners, L.P.	$	$

      To the extent that the underwriter sells more than             common units, the underwriter has the option to purchase up to an additional             units from us at the initial price to public less the underwriting discount.

      The underwriter expects to deliver the units against payment in New York, New York on               , 2003.

Goldman, Sachs & Co.

Prospectus dated                , 2003.

PROSPECTUS SUMMARY

      As used in this prospectus, "our" and "Suburban" mean Suburban Propane Partners, L.P. and, unless the context requires otherwise, its subsidiary operating partnership, Suburban Propane, L.P., and our wholly owned subsidiaries.

Our Business

      We are retail and wholesale marketers of propane and related appliances and services. We believe that we are the third largest retail marketer of propane in the United States, measured by retail gallons sold. During the 2002 fiscal year, we sold approximately 456.0 million gallons of propane to retail customers and an additional 95.3 million gallons at wholesale to other distributors and large industrial end-users. As of December 28, 2002, we served approximately 750,000 active residential, commercial, industrial and agricultural customers from more than 320 customer service centers in over 40 states. In addition, we own Gas Connection, Inc. (d/b/a HomeTown Hearth & Grill), which operates ten retail stores in the northeast and northwest regions of the United States that sell and install natural gas and propane gas grills, fireplaces and related accessories and supplies. We also own Suburban @ Home, Inc., an internally developed heating, ventilation and air conditioning business that operates three locations.

      Our operations are concentrated in the east and west coast regions of the United States. Our geographic diversity lessens our exposure to weather conditions affecting operations in particular regions. We own two storage facilities: a 22 million gallon above-ground facility in Elk Grove, California and a 60 million gallon underground facility in Tirzah, South Carolina. We are supplied by nearly 70 suppliers nationwide. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

Our Strategy

      Our business strategy is to deliver increasing value to our unitholders through initiatives, both internal and external, geared toward achieving sustainable profitable growth and increased quarterly distributions. We pursue this business strategy through a combination of:

•	an internal focus on enhancing customer service, growing our customer base and improving the efficiency of our operations; and
•	the pursuit of acquisitions of other retail propane distributors or other energy-related businesses that can complement or supplement our core propane operations.

      Over the past three fiscal years, we have focused on strengthening our balance sheet and distribution coverage in order to prepare for further growth and diversification. Within our core business, we have pursued internal growth of our existing propane operations by implementing programs to increase our customer base and by fostering the growth of related retail and service operations. In addition, we have increased our efficiencies through increased reliance on information technology at our customer service centers.

      We also seek to invest in acquisition opportunities that will extend our presence in strategically attractive propane markets or diversify our operations in other energy-related businesses that can immediately contribute to our overall growth strategy. Although we did not acquire any businesses in fiscal 2001 or 2002, we believe there are numerous potential candidates for acquisition. The competition for acquisitions, however, is intense and we cannot assure you that we will identify candidates to acquire on terms that are economically acceptable to us. At the same time, we will continue to monitor and evaluate our existing operations to identify opportunities that will allow us to optimize our return on assets by selectively consolidating or divesting operations in slower growing or non-strategic markets.

Our Organizational Structure

      Our limited partners own only a single class of limited partnership interests, which are represented by the common units. Our general partner, Suburban Energy Services Group LLC, is owned by approximately 40 of our executives and key employees. Our partnership structure is intended to provide maximum benefits to our common unitholders while aligning our management's incentives with the interests of our unitholders. Our operations are conducted through an operating partnership and its corporate subsidiaries. The following chart shows our organizational structure:

Management
100%
Common Unitholders
(Limited Partners)
Suburban Energy Services Group LLC
(General Partner)
99.12% limited partner interest
0.88% general partner interest
1.0101% general partner interest
Suburban Propane Partners, L.P.
(Master Limited Partnership)
98.9899% limited partner interest
Suburban Propane, L.P.
(Operating Partnership)
Suburban Sales and Service, Inc.
(Subsidiary)
Suburban Holdings, Inc.
(Subsidiary)
Suburban @ Home, Inc.
(Subsidiary)
Suburban Franchising, Inc.
(Subsidiary)
Gas Connection, Inc.
(Subsidiary)

Where You Can Find Us

      We maintain our executive offices at 240 Route 10 West, Whippany, New Jersey 07981 and our telephone number at that address is 973-887-5300.

Summary Financial and Other Data
(Amounts in thousands, except per unit amounts)

	Year Ended(a)			Three Months Ended
	September 30, 2000(b)	September 29, 2001	September 28, 2002	December 29, 2001	December 28, 2002
Statement of Operations Data
Revenues	$841,304	$931,536	$665,105	$181,864	$206,367
Depreciation and amortization(c)	38,772	38,502	29,693	7,586	7,320
Gain on sale of assets	10,328	—	—	—	—
Gain on sale of storage facility	—	—	6,768	—	—
Income before interest expense and income taxes(d)	79,560	91,475	88,214	29,475	31,893
Interest expense, net	40,794	37,590	33,987	8,724	8,509
Provision for income taxes	234	375	703	138	130
Net income(d)	38,532	53,510	53,524	20,613	23,254
Net income per unit—basic(e)	1.70	2.14	2.12	0.82	0.92
Cash distributions declared per unit	$2.11	$2.20	$2.28	$0.5625	$0.5750
Balance Sheet Data (end of period)
Current assets	$122,160	$124,339	$116,789	$129,947	$146,166
Total assets	771,116	723,006	700,146	724,802	725,870
Current liabilities, including current portion of long-term borrowings	131,461	162,103	187,545	156,453	203,148
Long-term borrowings	517,219	430,270	383,830	430,210	383,824
Other long-term liabilities	60,607	71,684	109,485	72,582	110,729
Partners' capital—Common Unitholders	58,474	105,549	103,680	113,421	113,409
Partner's capital—General Partner	$1,866	$1,888	$1,924	$1,965	$2,145
Statement of Cash Flows Data
Cash provided by/(used in)
Operating activities	$59,467	$101,838	$68,775	$3,421	$8,378
Investing activities	$(99,067)	$(17,907)	$(6,851)	$(4,018)	$(2,561)
Financing activities	$42,853	$(59,082)	$(57,463)	$(14,168)	$(14,591)
Other Data
EBITDA(f)	$118,332	$129,977	$117,907	$37,061	$39,213
Capital expenditures(g)
Maintenance and growth	$21,250	$23,218	$17,464	$5,216	$3,254
Acquisitions	$98,012	$—	$—	$—	$—
Retail propane gallons sold	523,975	524,728	455,988	123,958	139,934

Notes:
(a)	Our 2000 fiscal year contained 53 weeks. All other fiscal years contained 52 weeks.
(b)	Includes the results from the November 1999 acquisition of certain subsidiaries of SCANA Corporation, accounted for under the purchase method, from the date of acquisition.
(c)	Depreciation and amortization expense for the year ended September 28, 2002 reflects the early adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of September 30, 2001 (the beginning of our 2002 fiscal year). SFAS 142 eliminates the requirement to amortize goodwill and certain intangible assets. Amortization expense for the year ended September 28, 2002 reflects approximately $7.4 million lower amortization expense compared to the year ended September 29, 2001 as a result of the elimination of amortization expense associated with goodwill.
(d)	These amounts include, in addition to the gain on sale of assets and gain on sale of storage facility, gains from the disposal of property, plant and equipment of $1.0 million for fiscal 2000, $3.8 million for fiscal 2001, $0.5 million for fiscal 2002, $13,000 for the three months ended December 29, 2001 and $0.3 million for the three months ended December 28, 2002.
(e)	Net income per limited partner unit is computed by dividing net income, after deducting our general partner's interest, by the weighted average number of outstanding common units.
(f)	EBITDA represents income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our senior note agreements and our revolving credit agreement require us to use EBITDA in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under generally accepted accounting principles (GAAP) and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our cash flow provided by operating activities.
	Year Ended			Three Months Ended
	September 30, 2000	September 29, 2001	September 28, 2002	December 29, 2001	December 28, 2002
Net income	$38,532	$53,510	$53,524	$20,613	$23,254
Add:
Provision for income taxes	234	375	703	138	130
Interest expense, net	40,794	37,590	33,987	8,724	8,509
Depreciation and amortization	38,772	38,502	29,693	7,586	7,320

EBITDA	118,332	129,977	117,907	37,061	39,213

Add (subtract):
Provision for income taxes	(234)	(375)	(703)	(138)	(130)
Interest expense, net	(40,794)	(37,590)	(33,987)	(8,724)	(8,509)
Gain on disposal of property, plant and equipment, net	(11,313)	(3,843)	(546)	(13)	(346)
Gain on sale of storage facility	—	—	(6,768)	—	—
Changes in working capital and other assets and liabilities	(6,524)	13,669	(7,128)	(24,765)	(21,850)

Cash flow provided by operating activities	$59,467	$101,838	$68,775	$3,421	$8,378

(g)	Our capital expenditures fall generally into three categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment; (ii) growth capital expenditures which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of propane and other retail operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses.

The Offering

Title	Common units representing limited partner interests.
Securities Offered	common units assuming the underwriter's over-allotment option is not exercised.
Units Outstanding after the Offering	common units if the underwriter's over-allotment option is not exercised.
If the underwriter's over-allotment is exercised in full:
• additional common units will be issued; and
• common units will be outstanding.
Price	$ for each common unit representing a limited partner interest.
New York Stock Exchange Trading Symbol	SPH
Use of Proceeds	We will receive approximately $ from the sale of the common units, or $ if the underwriter's over-allotment option is exercised in full, in each case, after deducting the underwriting discount and offering expenses. We will use the net proceeds for our general partnership purposes, which may include working capital, capital expenditures and debt reduction. In addition, if appropriate opportunities arise, we may use a portion of the proceeds to finance future acquisitions.

Ratio of Taxable Income to Distributions

      We estimate that if you buy common units in this offering and own those common units from the purchase date through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be not more than 20% of the cash distributed attributable to that period. We further estimate that for taxable years ending after December 31, 2007, the taxable income allocable to the unitholders will be a much larger percentage of cash distributed to unitholders. These estimates, and the underlying assumptions, also are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will prove to be correct. The actual percentage could be higher or lower, and any differences could be significant and could materially affect the market value of the common units.

RISK FACTORS

      Before you invest in our common units, you should be aware that there are various risks in doing so, including those described below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus. If any of the events described in these risk factors or elsewhere in this prospectus actually occur, then our business, results of operations or financial condition could be materially adversely affected. In that event, we may be unable to make distributions to our unitholders, the trading price of the common units may decline and you may lose all or part of your investment.

Risks Inherent in Our Business

Since weather conditions may adversely affect demand for propane, our results of operations and financial condition are vulnerable to warm winters

      Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. The volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume during the peak heating season.

      In addition, actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, temperatures during fiscal 2002 were 13% warmer than normal compared to fiscal 2001 temperatures that were 2% colder than normal as reported by the National Oceanic and Atmospheric Administration (NOAA). Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane we sell and, consequently, our results of operations. Variations in the weather in the northeast, where we have a greater concentration of higher margin residential accounts, generally have a greater impact on our operations than variations in the weather in other markets. Our ability to pay distributions to unitholders depends on the cash generated by our operating partnership. The operating partnership's financial performance is affected by weather conditions. As a result, we cannot assure you that the weather conditions in any quarter or year will not have a material adverse effect on our operations or that our available cash will be sufficient to pay distributions to unitholders.

The risk of war and terrorism may adversely affect the economy and the price and availability of propane

      Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and the current U.S. military action in Iraq may adversely impact the price and availability of propane, our results of operations, our ability to raise capital and our future growth. The impact that possible terrorist attacks or war may have on our industry in general, and on us in particular, is not known at this time. Uncertainty surrounding future military strikes or a sustained military campaign in Iraq may impact our operations in unpredictable ways, including disruptions of crude oil or natural gas supplies and markets, the sources of propane, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror. Terrorist activity may also hinder our ability to transport propane if our means of transportation become damaged as a result of an attack. In addition, war or risk of war may also have an adverse effect on the economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital. Terrorist activity could likely lead to increased volatility in prices for propane. Insurance carriers are routinely excluding coverage for terrorist activities from their normal policies, but are required to offer such coverage as a result of new federal legislation. We have opted to purchase this coverage with respect to our property and casualty insurance programs. This additional coverage has resulted in additional insurance premiums.

Sudden propane price increases may adversely affect our operating results

      The retail propane business is a ''margin-based'' business in which gross profits depend on the excess of sales prices we receive over our propane supply costs. Propane is a commodity, and its unit price is subject to volatile changes in response to changes in supply or other market conditions over which we have no control. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major supply points such as Mont Belvieu, Texas, and Conway, Kansas. Since we may not be able to pass on to our customers immediately, or in full, all increases in our wholesale cost of propane, these increases could reduce our gross profits. We engage in transactions to hedge product costs from time to time in an attempt to reduce cost volatility and to help ensure the availability of propane during periods of short supply. We cannot assure you that future volatility in propane supply costs will not have a material adverse effect on our gross profits, income and cash flow or our available cash required to make distributions to our unitholders.

If we are unable to obtain adequate supplies of propane, our margins could be affected, at least on a short-term basis

      We are dependent on a steady supply of propane to meet our customers' demand. The availability of our propane supply is dependent on several factors, including the severity of winter weather and the price and availability of competing fuels such as natural gas and heating oil. If our propane supply from our usual sources is interrupted, the cost of acquiring such propane from other suppliers might be materially higher and our margins could be affected, at least on a short-term basis.

Because of the highly competitive nature of the retail propane business, we may not be able to maintain existing customers or acquire new customers, which could have an adverse impact on our operating results and financial condition

      The retail propane industry is mature and highly competitive. We expect overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns and with competition intensifying during warmer than normal winters.

      We compete with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Propane also competes with other sources of energy, some of which are less costly for equivalent energy value. For example:

•	Electricity competes with propane.
•	Natural gas is a significantly less expensive source of energy than propane. As a result, except for some industrial and commercial applications, propane is generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation's natural gas distribution systems has made natural gas available in many areas that previously depended upon propane.
•	Fuel oil competes with propane, but to a lesser extent than natural gas.
•	Other alternative energy sources may develop in the future.

      As a result of the highly competitive nature of the retail propane business, our growth within the industry depends on our ability to acquire other retail distributors, open new customer service centers, add new customers and retain existing customers. We believe our ability to compete effectively depends on reliability of service, responsiveness to customers and our ability to control expenses in order to maintain competitive retail prices.

We may not successfully implement our expansion strategy

      Our expansion strategy includes internal growth of our existing propane operations and fostering the growth of related retail and service operations as well as external growth through the acquisition of businesses to complement or supplement our core propane operations or that provide diversity into other energy-related businesses. We may not be able to fully implement this strategy or realize the anticipated results. Implementation of our expansion strategy may also be hindered by factors that are beyond our control, such as operating difficulties, increased operating costs, general economic conditions or increased competition for acquisition opportunities. Any material failure to implement this or other strategies could have an adverse effect on our business, financial condition and results of operations.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited

      The retail propane industry is mature, and we foresee only limited growth in total retail demand for propane. Because of long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail customers except through acquisitions. As a result, we expect our growth to depend in part upon our ability to acquire other retail propane distributors or other energy-related businesses and to successfully integrate them into our existing operations and to make cost-saving changes. The competition for acquisitions is intense and we cannot assure you that we will be able to acquire other propane distributors or other energy-related businesses on economically acceptable terms. In addition, our ability to incur debt to finance acquisitions may be restricted by some of the covenants contained in our debt agreements.

Energy efficiency, general economic conditions and technology advances may affect demand for propane

      The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. In addition, recent economic conditions may lead to additional conservation by consumers to further reduce their heating costs. Future technological advances in heating, conservation and energy generation may affect our financial condition and results of operations.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs

      The propane business is subject to a wide range of federal and state laws and regulations related to environmental, health and safety and other regulated matters. We have implemented environmental and health and safety programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory permits. New environmental and health and safety regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

We are subject to operating hazards that could adversely affect our operating results to the extent not covered by insurance

      Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, we have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices.

We are subject to litigation that is not covered by insurance and could adversely affect our operating results

      We are from time to time subject to litigation that is not covered by our existing insurance policies. At present, our operating partnership is a defendant in an action brought by Heritage Propane Partners, L.P., which is more fully described in this prospectus under the caption "Business—Legal Proceedings" and may proceed to trial as early as July 2003. As stated in the description of this action, we believe that the claims and proposed additional claims brought against our operating partnership are without merit and we are defending the action vigorously. However, we cannot predict the outcome of this or any other trial or, if the trial is before a jury, what verdict the jury ultimately may reach. As a consequence, this action, if adversely determined, could result in liability that is material to us.

Risks Inherent in an Investment in Suburban

Cash distributions are not guaranteed and may fluctuate with our performance and other external factors

      Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

•	winter weather conditions;
•	cash flow generated by operations;
•	required principal and interest payments on our debt;
•	the costs of acquisitions;
•	restrictions contained in our debt instruments;
•	issuances of debt and equity securities;
•	fluctuations in working capital;
•	capital expenditures;
•	prevailing economic conditions; and
•	financial, business and other factors, a number of which will be beyond our control.

      Cash distributions are dependent primarily on cash flow, including from cash reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

      Our partnership agreement gives our Board of Supervisors broad discretion in establishing cash reserves for, among other things, the proper conduct of our business. These cash reserves will also affect the amount of cash available for distributions.

Our debt agreements may limit our ability to make distributions to unitholders and our financial flexibility

      As of December 28, 2002, we had outstanding $425.0 million of senior notes and $46.0 million of borrowings under our bank credit facility. As a result, we have indebtedness that is substantial in relation to our partners' capital. The notes and our bank credit agreement contain restrictive covenants that limit our ability to incur additional debt and to engage in specified transactions. The covenants specify that we must retain a debt to EBITDA ratio of less than 5.0 to 1.0 or we will be in default. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. The amount and terms of our debt may adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic conditions. We may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, some of which are outside our control.

If we issue additional limited partner interests or other equity securities as consideration for acquisitions or for other purposes, the existing interests of unitholders may be diluted

      Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. Our general partner, Suburban Energy Services Group LLC, has the right to purchase common units, or other equity securities whenever, and on the same terms that, we issue securities or rights to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates that existed immediately prior to each issuance. Other holders of common units do not have similar rights. This, in turn, would result in additional dilution to you. Therefore, when we issue additional common units or securities ranking on a parity with the common units, your proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding unit. In addition, the issuance of additional common units, including those sold in this offering, will, over time, result in the allocation of additional taxable income, representing built-in gain at the time of the new issuance, to those unitholders that existed prior to the new issuance.

The market price of our common units may be volatile

      The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of our common units may be significantly affected by quarterly variations in our operating results, changes in financial estimates by securities analysts or failures by us to meet such estimates, litigation involving us, general trends in the retail propane industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond our control.

Risks Arising from Our Partnership Structure and Relationships with Our General Partner

Unitholders have limited voting rights

      A Board of Supervisors manages our operations. Holders of common units have only limited voting rights on matters affecting our business. One of these limitations on voting rights allows holders of common units to elect only three of the five members of our Board of Supervisors, and elections are only held every three years (with the next election to be held on April 23, 2003).

      The other two members of the Board of Supervisors are appointed by our general partner. Common unitholders have no right to elect our general partner, and the general partner cannot be removed except upon, among other things, the vote of the holders of at least a majority of the then outstanding common units and the approval of a successor general partner by the holders of at least a majority of the then outstanding common units.

Persons owning 20% or more of the common units cannot vote units representing more than 20%

      If, at any time, any person or group beneficially owns more than 20% of the total common units outstanding, any common units owned by that person or group in excess of 20% may not be voted on any matter. This provision may:

•	discourage a person or group from attempting to remove the general partner or otherwise changing management; and
•	reduce the price at which the common units will trade under some circumstances.

Unitholders may be required to sell their units to the general partner at an undesirable time or price

      If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or to Suburban.

Our general partner can protect itself against dilution

      Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in us. No other unitholder has a similar right. Therefore, only our general partner may protect itself against dilution caused by the issuance of additional equity securities.

Unitholders may not have limited liability in some circumstances and may be liable for the return of some distributions

      A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were general partners if:

•	a court or government agency determined that we were conducting business in the state but had not complied with the state's limited partnership statute; or
•	unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute ''participation in the control'' of our business for purposes of the state's limited partnership statute.

Unitholders may have liability to repay distributions

      Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under specific circumstances, however, unitholders may have to repay to us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to unitholders if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives a distribution of this kind and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

Tax Risks

      For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see ''Tax Considerations.''

Tax treatment is dependent on partnership status

      The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations of our general partner and us, Weil, Gotshal & Manges LLP, our counsel, is of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to this status has been or is expected to be requested. Instead, we are relying on the opinion of our tax counsel, which is not binding on the IRS.

      If, contrary to the opinion of our tax counsel, we were classified as an association taxable as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate). Distributions to the common unitholders would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a taxable entity would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

      A change in law could cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of this law on us.

We have not requested an IRS ruling regarding our classification as a partnership

      We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate ''qualifying income'' under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly by us and indirectly by the unitholders and the general partner, because the costs incurred by us will reduce the amount of cash available for distribution on our common units.

A unitholder's tax liability could exceed cash distributions on its units

      A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, even if it receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors

      Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues specific to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes at the current rate of 38.6%.

There are limits on the deductibility of losses

      In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Tax shelter registration could increase risk of potential audit by the IRS

      We are registered with the IRS as a ''tax shelter.'' The IRS has issued us the following tax shelter registration number: 96080000050. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We could be audited by the IRS and tax adjustments could be made as a result of an audit. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred for an examination of its personal tax return.

Tax gain or loss on disposition of common units could be different than expected

      A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including its share of our nonrecourse liabilities, and its adjusted tax basis in the common units. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. Prior distributions in excess of cumulative net taxable income allocated to a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than the unit's original cost. A portion of the amount realized, if the amount realized exceeds the unitholder's adjusted basis in that common unit, will likely be characterized as ordinary income for federal tax purposes under the depreciation recapture provisions of Section 1245 of the Internal Revenue Code. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

Reporting of partnership tax information is complicated and subject to audits

      We will furnish each unitholder with a Schedule K-1 that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these conventions will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

There is a possibility of loss of tax benefits relating to nonuniformity of common units and nonconforming depreciation conventions

      Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code effective for purchases of common units on or after December 15, 1999. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

There are state, local and other tax considerations

      In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than the United States federal income tax consequences.

Unitholders may have negative tax consequences if we default on our debt or sell assets

      If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

Proposed changes in federal income tax law could affect the value of our common units

      On January 7, 2003, the Bush Administration released a proposal that would exclude certain corporate dividends from federal taxable income. Enactment of legislation reducing or eliminating the federal income tax on corporate dividends would not affect our ability to make quarterly distributions, but may affect the attractiveness of an investment in our common units. We cannot predict whether the Bush Administration's plan will ultimately be enacted into law, and if so, the form or effective date of that legislation or the affect on the value of our common units this legislation might have, if at all.

USE OF PROCEEDS

      We will receive approximately                     from the sale of the            common units that we are offering, or approximately                     if the underwriter's over-allotment option is exercised in full, in each case after deducting the underwriting discount and offering expenses. We will use the net proceeds for our general partnership purposes, which may include working capital, capital expenditures and debt reduction. In addition, if appropriate opportunities arise, we may use a portion of the proceeds to finance one or more acquisitions of other propane distributors or other energy-related businesses. Although we are continually investigating possible acquisitions in furtherance of our business strategy, we have no existing commitments, agreements or understandings with respect to any particular acquisition. Pending these uses, the net proceeds from this offering will be invested in certificates of deposit, money market funds or other investments that are permitted under our existing debt agreements.

PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

      As of April 8, 2003, there were 24,631,287 common units outstanding, held by approximately 968 holders, including 24,004,059 common units held in street name. The common units are listed and traded on the NYSE under the symbol ''SPH.'' The following table presents, for the periods indicated, the high and low sales prices per common unit, as reported on the NYSE Composite Tape, and the amount of quarterly cash distributions paid per common unit with respect to each quarter. The last reported sale price of our common units on the New York Stock Exchange on April 8, 2003, was $27.78 per unit.

	Price Range
	High	Low	Cash Distribution
Fiscal 1999
First Quarter ended December 26, 1998	$19.94	$17.13	$0.5000
Second Quarter ended March 27, 1999	$20.13	$18.00	$0.5000
Third Quarter ended June 26, 1999	$20.50	$17.94	$0.5125
Fourth Quarter ended September 25, 1999	$20.75	$19.00	$0.5125
Fiscal 2000
First Quarter ended December 25, 1999	$20.63	$16.50	$0.5250
Second Quarter ended March 25, 2000	$20.00	$16.44	$0.5250
Third Quarter ended June 24, 2000	$20.13	$18.38	$0.5250
Fourth Quarter ended September 30, 2000	$22.06	$19.56	$0.5375
Fiscal 2001
First Quarter ended December 30, 2000	$22.06	$19.00	$0.5375
Second Quarter ended March 31, 2001	$24.25	$21.75	$0.5500
Third Quarter ended June 30, 2001	$27.85	$23.40	$0.5500
Fourth Quarter ended September 29, 2001	$28.00	$21.05	$0.5625
Fiscal 2002
First Quarter ended December 29, 2001	$27.99	$24.50	$0.5625
Second Quarter ended March 30, 2002	$28.40	$24.36	$0.5625
Third Quarter ended June 29, 2002	$28.25	$25.59	$0.5750
Fourth Quarter ended September 28, 2002	$28.49	$20.00	$0.5750
Fiscal 2003
First Quarter ended December 28, 2002	$28.49	$24.60	$0.5750
Second Quarter ended March 29, 2003	$29.60	$26.90	(1)
Third Quarter ended June 28, 2003 (through April 8, 2003)	$27.98	$27.40	(1)

(1)	The cash distribution for this quarter has not yet been declared.

CAPITALIZATION

      The following presents our capitalization as of December 28, 2002, and as adjusted to give effect to our sale of the                common units offered by this prospectus and our receipt of the net proceeds from that sale.

	December 28, 2002
	Historical	As Adjusted
	(In thousands)
Cash	$32,181	$

Liabilities:
Current portion of long-term borrowings	$88,882		$88,882
Long-term borrowings	383,824		383,824
Partners' Capital:
Common unitholders (24,631 units issued and outstanding)	113,409
General partner	2,145		2,145
Deferred compensation	(11,567)		(11,567)
Common units held in trust, at cost	11,567		11,567
Unearned compensation	(2,936)		(2,936)
Accumulated other comprehensive (loss)	(84,449)		(84,449)

Total partners' capital	28,169

Total capitalization	$500,875	$

SELECTED FINANCIAL AND OTHER DATA

      The following financial data, insofar as it relates to each of the fiscal years 1998 through 2002, has been derived from audited consolidated financial statements, including the consolidated balance sheets at September 28, 2002 and September 29, 2001 and the related consolidated statements of operations and of cash flows for the years ended September 28, 2002, September 29, 2001 and September 30, 2000 and the notes thereto incorporated by reference in this prospectus. The data for the three months ended December 28, 2002 and December 29, 2001 has been derived from unaudited consolidated financial statements also incorporated by reference in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. This quarterly data is not necessarily indicative of the results that can be expected for a full year.

      The amounts in the table below, except per unit data, are in thousands.

	Year Ended(a)					Three Months Ended
	September 26, 1998	September 25, 1999	September 30, 2000(b)	September 29, 2001	September 28, 2002	December 29, 2001	December 28, 2002
Statement of Operations Data
Revenues	$667,999	$620,207	$841,304	$931,536	$665,105	$181,864	$206,367
Depreciation and amortization(c)	36,531	34,906	38,772	38,502	29,693	7,586	7,320
Recapitalization costs(d)	—	18,903	—	—	—	—	—
Gain on sale of assets	5,090	—	10,328	—	—	—	—
Gain on sale of storage facility	—	—	—	—	6,768	—	—
Income before interest expense and income taxes(e)	68,814	53,272	79,560	91,475	88,214	29,475	31,893
Interest expense, net	30,614	30,765	40,794	37,590	33,987	8,724	8,509
Provision for income taxes	35	68	234	375	703	138	130
Net income(e)	38,165	22,439	38,532	53,510	53,524	20,613	23,254
Net income per unit—basic(f)	1.30	0.83	1.70	2.14	2.12	0.82	0.92
Cash distributions declared per unit	$2.00	$2.03	$2.11	$2.20	$2.28	$0.5625	$0.5750
Balance Sheet Data (end of period)
Current assets	$132,781	$78,637	$122,160	$124,339	$116,789	$129,947	$146,166
Total assets	729,565	659,220	771,116	723,006	700,146	724,802	725,870
Current liabilities, including current portion of long-term borrowings	91,550	103,006	131,461	162,103	187,545	156,453	203,148
Long-term borrowings	427,897	427,634	517,219	430,270	383,830	430,210	383,824
Other long-term liabilities	62,318	60,194	60,607	71,684	109,485	72,582	110,729
Partners' capital—Common Unitholders	123,312	66,342	58,474	105,549	103,680	113,421	113,409
Partner's capital—General Partner	$24,488	$2,044	$1,866	$1,888	$1,924	$1,965	$2,145
Statement of Cash Flows Data
Cash provided by/(used in)
Operating activities	$70,073	$81,758	$59,467	$101,838	$68,775	$3,421	$8,378
Investing activities	$2,900	$(12,241)	$(99,067)	$(17,907)	$(6,851)	$(4,018)	$(2,561)
Financing activities	$(32,490)	$(120,944)	$42,853	$(59,082)	$(57,463)	$(14,168)	$(14,591)
Cash and cash equivalents at period end	$59,819	$8,392	$11,645	$36,494	$40,955	$21,729	$32,181
Other Data
EBITDA(g)	$105,345	$88,178	$118,332	$129,977	$117,907	$37,061	$39,213
Capital expenditures(h)
Maintenance and growth	$12,617	$11,033	$21,250	$23,218	$17,464	$5,216	$3,254
Acquisitions	$4,041	$4,768	$98,012	$—	$—	$—	$—
Retail propane gallons sold	529,796	524,276	523,975	524,728	455,988	123,958	139,934
Notes:
(a)	Our 2000 fiscal year contained 53 weeks. All other fiscal years contained 52 weeks.
(b)	Includes the results from the November 1999 acquisition of certain assets of SCANA Corporation, accounted for under the purchase method, from the date of acquisition.
(c)	Depreciation and amortization expense for the year ended September 28, 2002 reflects the early adoption of Statement of Financial Accounting Standards No. 142, ''Goodwill and Other Intangible Assets,'' or SFAS 142, as of September 30, 2001 (the beginning of our 2002 fiscal year). SFAS 142 eliminates the requirement to amortize goodwill and certain intangible assets. Amortization expense for the year ended September 28, 2002 reflects approximately $7.4 million lower amortization expense compared to the year ended September 29, 2001 as a result of the elimination of amortization expense associated with goodwill.
(d)	We incurred expenses of $18.9 million in connection with the recapitalization transaction described in Note 1 of the Notes to Consolidated Financial Statements that are incorporated herein by reference. These expenses included $7.6 million representing cash expenses and $11.3 million representing non-cash charges associated with the accelerated vesting of restricted common units.
(e)	These amounts include, in addition to the gain on sale of assets and gain on sale of storage facility, gains from the disposal of property, plant and equipment of $1.4 million for fiscal 1998, $0.6 million for fiscal 1999, $1.0 million for fiscal 2000, $3.8 million for fiscal 2001, $0.5 million for fiscal 2002, $13,000 for the three months ended December 29, 2001 and $0.3 million for the three months ended December 28, 2002.
(f)	Net income per limited partner unit is computed by dividing net income, after deducting our general partner's interest, by the weighted average number of outstanding common units.
(g)	EBITDA represents income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our senior note agreements and our revolving credit agreement require us to use EBITDA in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our cash flow provided by operating activities.
	Year Ended					Three Months Ended
	September 26, 1998	September 25, 1999	September 30, 2000	September 29, 2001	September 28, 2002	December 29, 2001	December 28, 2002
Net income	$38,165	$22,439	$38,532	$53,510	$53,524	$20,613	$23,254
Add:
Provision for income taxes	35	68	234	375	703	138	130
Interest expense, net	30,614	30,765	40,794	37,590	33,987	8,724	8,509
Depreciation and amortization	36,531	34,906	38,772	38,502	29,693	7,586	7,320

EBITDA	105,345	88,178	118,332	129,977	117,907	37,061	39,213

Add (subtract):
Provision for income taxes	(35)	(68)	(234)	(375)	(703)	(138)	(130)
Interest expense, net	(30,614)	(30,765)	(40,794)	(37,590)	(33,987)	(8,724)	(8,509)
Gain on disposal of property, plant and equipment, net	(6,481)	(578)	(11,313)	(3,843)	(546)	(13)	(346)
Gain on sale of storage facility	—	—	—	—	(6,768)	—	—
Recapitalization costs	—	18,903	—	—	—	—	—
Changes in working capital and other assets and liabilities	1,858	6,088	(6,524)	13,669	(7,128)	(24,765)	(21,850)

Cash flow provided by operating activities	$70,073	$81,758	$59,467	$101,838	$68,775	$3,421	$8,378

(h)	Our capital expenditures fall generally into three categories: (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment; (ii) growth capital expenditures which include new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of propane and other retail operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following is a discussion of our historical financial condition and results of operations. The discussion should be read in conjunction with the historical consolidated financial statements, including the notes to those financial statements incorporated herein by reference. Since our operating partnership and our service subsidiary, Suburban Sales and Service, Inc., account for substantially all of our assets, revenues and earnings, a separate discussion of our results of operations from other sources is not presented. ''Fiscal year'' refers to our year ended on the last Saturday in September nearest to September 30 in each year. For example, ''2002 fiscal year'' or ''fiscal 2002'' refers to our fiscal year ended September 28, 2002.

General

      Our retail propane business consists primarily of transporting propane purchased on a year-to-year contract basis and in the spot market, mainly from major oil companies, to our retail distribution outlets and then to storage tanks located on our customers' premises. In our wholesale operations, we sell propane to large industrial end-users and other propane distributors.

Product Costs

      The retail propane business is a ''margin-based'' business where the level of profitability is largely dependent on the difference between retail sales prices and product cost. The unit cost of propane is subject to volatile changes as a result of product supply or other market conditions, including, but not limited to, economic and political factors impacting crude oil and natural gas supply or pricing. Propane unit cost changes can occur rapidly over a short period of time and can impact retail margins. We cannot assure you that we will be able to pass on product cost increases fully or immediately, particularly when product costs increase rapidly. Average retail sales prices can vary significantly from year to year as product costs fluctuate with propane, crude oil and natural gas commodity market conditions.

Seasonality

      The retail propane distribution business is seasonal because propane is primarily used for heating in residential and commercial buildings. Historically, approximately two-thirds of our retail propane volume is sold during the six-month peak heating season from October through March. Consequently, sales and operating profits are concentrated in our first and second fiscal quarters. Cash flows from operations, therefore, are greatest during the second and third fiscal quarters when customers pay for propane purchased during the winter heating season. Lower operating profits and either net losses or lower net income during the period from April through September (our third and fourth fiscal quarters) are expected. To the extent necessary, we will reserve cash from the second and third quarters for distribution to unitholders in the first and fourth fiscal quarters.

Weather

      Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is directly affected by the severity of the winter weather in our service areas, which can vary substantially from year to year. In any given area, sustained warmer-than-normal temperatures will tend to result in reduced propane use, while sustained colder-than-normal temperatures will tend to result in greater propane use.

Risk Management

      Product supply contracts are generally one-year agreements subject to annual renewal and generally permit suppliers to charge posted market prices (plus transportation costs) at the time of delivery or the current prices established at major delivery points. Since rapid increases in the cost of propane may not be immediately passed on to retail customers, such increases could reduce profit margins. We engage in risk management activities to reduce the effect of price volatility on our product costs and to help ensure the availability of propane during periods of short supply. We are currently a party to propane futures contracts traded on the New York Mercantile Exchange and we enter into forward contracts and option agreements with third parties to purchase and sell propane at fixed prices in the future. Risk management activities are monitored by our management through enforcement of our commodity trading policy and reported to our audit committee. Risk management transactions do not always result in increased product margins.

Critical Accounting Policies and Estimates

      Certain amounts included in or affecting our consolidated financial statements and related disclosures must be estimated, requiring our management to make assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of our contingent assets and liabilities at the date of the financial statements and the reported amounts of our revenues and expenses during the applicable reporting period. We are also subject to risks and uncertainties that may cause actual results to differ from estimated results. Estimates are used when accounting for depreciation and amortization of long-lived assets, employee benefits, self-insurance and legal reserves, allowance for doubtful accounts, asset valuation assessment and valuation of derivative instruments. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

      Our significant accounting policies are summarized in Note 2—Summary of Significant Accounting Policies—of the Notes to Consolidated Financial Statements that are incorporated herein by reference. We believe that the following are our critical accounting policies:

      Revenue recognition. We recognize revenue from the sale of propane at the time product is delivered to the customer. Revenue from the sale of appliances and equipment is recognized at the time of sale or when installation is complete, as applicable. Revenue from repair and maintenance activities is recognized upon completion of the service.

      Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of one or more of our customers were to deteriorate resulting in an impairment in their ability to make payments, additional allowances could be required.

      Pension and Other Postretirement Benefits. We estimate the rate of return on plan assets, the discount rate to estimate the present value of future benefit obligations and the cost of future health care benefits in determining our annual pension and other postretirement benefit costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in market conditions may materially affect our pension and other postretirement obligations and our future expense. For a discussion of the impact of recent conditions in the capital markets on our pension plan assets, see ''—Pension Plan Assets.''

      Self-insurance Reserves. Our accrued insurance reserves represent the estimated costs of known and anticipated or unasserted claims under our general and product, workers'

compensation and automobile insurance policies. Accrued insurance provisions for unasserted claims arising from unreported incidents are based on an analysis of historical claims data. For each claim, we record a self-insurance provision up to the estimated amount of the probable claim or the amount of the deductible, whichever is lower, utilizing actuarially determined loss development factors applied to actual claims data.

      Derivative Instruments and Hedging Activities. We account for derivative instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, ''Accounting for Derivative Instruments and Hedging Activities,'' as amended by SFAS No. 137 and SFAS No. 138. All derivative instruments are reported on the balance sheet, within other current assets or other current liabilities, at their fair values. On the date that futures, forward and option contracts are entered into, we make a determination as to whether the derivative instrument qualifies for designation as a hedge. Prior to March 31, 2002, we determined that our derivative instruments did not qualify as hedges and, as such, the changes in fair values were recorded in income. Beginning with contracts entered into subsequent to March 31, 2002, a portion of the derivative instruments entered into have been designated and qualify as cash flow hedges. For derivative instruments designated as cash flow hedges, we formally assess, both at the hedge contract's inception and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in cash flows of hedged items. Changes in the fair value of derivative instruments designated as cash flow hedges are reported in accumulated other comprehensive income/(loss) to the extent effective and reclassified into cost of products sold during the same period in which the hedged item affects earnings. The mark-to-market gains or losses on ineffective portions of hedges are recognized in cost of products sold immediately. Changes in the fair value of derivative instruments that are not designated as hedges are recorded in current period earnings. Fair values for forward contracts and futures are derived from quoted market prices for similar instruments traded on the New York Mercantile Exchange (NYMEX).

Selected Quarterly Financial and Other Data

      Due to the seasonality of the retail propane business, first and second quarter revenues, operating profits and net income are consistently greater than the comparable third and fourth quarter results. The following tables present selected quarterly financial data for the first quarter of fiscal 2003 and for all four quarters in each of fiscal 2002 and 2001:

Fiscal 2003 (in thousands, except per unit amounts)

First Quarter
Revenues	$206,367
Income before interest expense and income taxes	31,893
Net income	23,254
Net income per unit—basic	0.92
Cash provided by/(used in):
Operating activities	8,378
Investing activities	(2,561)
Financing activities	(14,591)
EBITDA(a)	$39,213
Retail propane gallons sold	139,934

      Fiscal 2002 (in thousands, except per unit amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2002
Revenues	$181,864	$235,887	$137,635	$109,719	$665,105
Gain on sale of storage facility	—	6,768	—	—	6,768
Income (loss) before interest expense and income taxes	29,475	70,740	(2,828)	(9,173)	88,214
Net income (loss)	20,613	61,901	(11,028)	(17,962)	53,524
Net income (loss) per unit—basic	0.82	2.46	(0.44)	(0.71)	2.12
Cash provided by/(used in):
Operating activities	3,421	32,701	29,906	2,747	68,775
Investing activities	(4,018)	4,034	(3,213)	(3,654)	(6,851)
Financing activities	(14,168)	(14,168)	(14,186)	(14,941)	(57,463)
EBITDA(a)	$37,061	$78,146	$4,549	$(1,849)	$117,907
Retail propane gallons sold	123,958	168,621	86,730	76,679	455,988

      Fiscal 2001 (in thousands, except per unit amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2001
Revenues	$295,928	$354,893	$145,070	$135,645	$931,536
Income (loss) before interest expense and income taxes	42,776	67,535	(5,542)	13,294	91,475
Net income (loss)	32,717	57,176	(14,559)	(21,824)	53,510
Net income (loss) per unit—basic	1.33	2.28	(0.58)	(0.87)	2.14
Cash provided by/(used in):
Operating activities	1,522	35,871	46,651	17,794	101,838
Investing activities	(3,414)	(4,651)	(3,993)	(5,849)	(17,907)
Financing activities	9,175	(32,984)	(21,435)	(13,838)	(59,082)
EBITDA(a)	$52,362	$77,554	$3,935	$(3,874)	$129,977
Retail propane gallons sold	163,900	185,068	90,129	85,631	524,728

Notes:
(a)	EBITDA represents income before deducting interest expense, income taxes, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts with additional information to evaluate our ability to meet our debt service obligations and to pay our quarterly distributions to holders of our common units. Moreover, our senior note agreements and our revolving credit agreement require us to use EBITDA in calculating our leverage and interest coverage ratios. EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our cash flow provided by operating activities for the respective quarters.

Fiscal 2003	First Quarter
Net income	$23,254
Add:
Provision for income taxes	130
Interest expense, net	8,509
Depreciation and amortization	7,320

EBITDA	39,213

Add (subtract):
Provision for income taxes	(130)
Interest expense, net	(8,509)
Gain on disposal of property, plant and equipment, net	(346)
Changes in working capital and other assets and liabilities	(21,850)

Cash flow provided by operating activities	$8,378

Fiscal 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net income/(loss)	$20,613	$61,901	$(11,028)	$(17,962)	$53,524
Add:
Provision for income taxes	138	190	190	185	703
Interest expense, net	8,724	8,649	8,010	8,604	33,987
Depreciation and amortization	7,586	7,406	7,377	7,324	29,693

EBITDA	37,061	78,146	4,549	(1,849)	117,907

Add (subtract):
Provision for income taxes	(138)	(190)	(190)	(185)	(703)
Interest expense, net	(8,724)	(8,649)	(8,010)	(8,604)	(33,987)
Gain on disposal of property, plant and equipment, net	(13)	(263)	63	(333)	(546)
Gain on sale of storage facility	—	(6,768)	—	—	(6,768)
Changes in working capital and other assets and liabilities	(24,765)	(29,575)	33,494	13,718	(7,128)

Cash flow provided by operating activities	$3,421	$32,701	$29,906	$2,747	$68,775

Fiscal 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net income/(loss)	$32,717	$57,176	$(14,559)	$(21,824)	$53,510
Add:
Provision for income taxes	71	94	105	105	375
Interest expense, net	9,988	10,265	8,912	8,425	37,590
Depreciation and amortization	9,586	10,019	9,477	9,420	38,502

EBITDA	52,362	77,554	3,935	(3,874)	129,977

Add (subtract):
Provision for income taxes	(71)	(94)	(105)	(105)	(375)
Interest expense, net	(9,988)	(10,265)	(8,912)	(8,425)	(37,590)
Gain on disposal of property, plant and equipment, net	(592)	(300)	(2,405)	(546)	(3,843)
Changes in working capital and other assets and liabilities	(40,189)	(31,024)	54,138	30,744	13,669

Cash flow provided by operating activities	$1,522	$35,871	$46,651	$17,794	$101,838

Results of Operations

Three Months Ended December 28, 2002 Compared to Three Months Ended December 29, 2001

      Revenues. Revenues increased 13.5%, or $24.5 million, to $206.4 million for the three months ended December 28, 2002 compared to $181.9 million for the three months ended December 29, 2001. This increase is the result of an increase in retail gallons sold coupled with an increase in average selling prices. Retail gallons sold increased 15.9 million gallons, or 12.8%, to 139.9 million gallons in the first quarter of fiscal 2003 compared to 124.0 million gallons in the prior year quarter due primarily to colder average temperatures experienced in parts of our service area. Nationwide average temperatures, as reported by the National Oceanic and Atmospheric Administration (NOAA), reflected a return to a more normal weather pattern for the first quarter of fiscal 2003, compared to 18% warmer than normal temperatures in the same quarter a year ago. The coldest weather, however, was reported in the central regions of the United States while our operations are concentrated in the east and west regions of the United States. As such, weather was coldest in areas where we have the fewest customer service centers. Additionally, our volumes continue to be affected by the impact of a continued economic recession on customer buying habits. Average selling prices increased as a result of a steady increase in the commodity price of propane in the first quarter of fiscal 2003 compared to the prior year quarter.

      Revenue from other sources, including sales of appliances and related parts and services, of $27.0 million for the three months ended December 28, 2002 decreased $1.0 million, or 3.6%, compared to other revenue in the prior year quarter of $28.0 million.

      Operating Expenses. Operating expenses increased 8.7%, or $5.0 million, to $62.7 million for the three months ended December 28, 2002 compared to $57.7 million for the three months ended December 29, 2001. Operating expenses in the first quarter of fiscal 2003 include a $1.0 million unrealized (non-cash) loss representing the net change in fair values of derivative instruments during the quarter, compared to a $2.7 million unrealized gain in the prior year quarter. Excluding the impact of changes in the fair value of derivative instruments on both the current and prior year quarter, operating expenses increased $1.3 million, or 2.2%, primarily resulting from higher employee compensation and benefits to support the increased sales volume, as well as increases in pension and medical costs.

      General and administrative expenses. General and administrative expenses of $9.0 million for the three months ended December 28, 2002 were $1.8 million, or 25.0%, higher than the prior year quarter of $7.2 million. The increase was primarily attributable to the impact of higher employee compensation and benefit related costs in the current year quarter.

      Depreciation and amortization. Depreciation and amortization expense remained relatively consistent, decreasing $0.3 million, or 3.9%, to $7.3 million compared to $7.6 million in the prior year quarter.

      Income Before Interest Expense and Income Taxes and EBITDA. Income before interest expense and income taxes improved $2.4 million, or 8.1%, to $31.9 million in the three months ended December 28, 2002 compared to $29.5 million in the prior year quarter. Earnings before interest, taxes, depreciation and amortization amounted to $39.2 million for the three months ended December 28, 2002, compared to $37.1 million for the prior year quarter, an increase of $2.1 million, or 5.7%. The improvement in income before interest expense and income taxes and in EBITDA over the prior year quarter reflects the impact of 12.8% higher retail volumes sold which was offset by the $3.7 million unfavorable impact of mark-to-market activity on derivative instruments and the higher combined operating and general and administrative expenses described above.

      Interest Expense. Net interest expense decreased $0.2 million, or 2.3%, to $8.5 million for the three months ended December 28, 2002 compared to $8.7 million in the prior year quarter. This decrease is primarily attributable to lower average interest rates on outstanding borrowings under our Revolving Credit Agreement.

Fiscal Year 2002 Compared to Fiscal Year 2001

      Revenues. Revenues of $665.1 million in fiscal 2002 decreased $266.4 million, or 28.6%, compared to $931.5 million in fiscal 2001. This decrease is principally due to a decrease in average selling prices, coupled with a decrease in retail gallons sold. Average selling prices declined as a result of a significant decline in the commodity price of propane in fiscal 2002 compared to the prior year. The decrease in volume was attributable to record warm weather conditions which were most dramatic during the peak heating months of October through March of fiscal 2002 as well as, to a lesser extent, the impact of the economic recession on commercial and industrial customers' buying habits.

      Retail gallons sold decreased 13.1%, or 68.7 million gallons, to 456.0 million gallons in fiscal 2002 compared to 524.7 million gallons in fiscal 2001. Nationwide temperatures during fiscal 2002 were 13% warmer than normal as compared to temperatures that were 2% colder than normal during fiscal 2001, as reported by NOAA. During the peak heating months of October 2001 through March 2002, temperatures nationwide were 13% warmer than normal as compared to 5% colder than normal in the comparable period in fiscal 2001, as reported by NOAA. Volumes from the components of our customer mix that are less weather sensitive declined approximately 12% year-over-year.

      Revenues from wholesale and risk management activities decreased $50.1 million, or 58.1%, to $36.1 million in fiscal 2002 compared to $86.2 million in fiscal 2001. A less volatile commodity price environment for propane during fiscal 2002 compared to fiscal 2001 resulted in reduced risk management activities and lower volumes in the wholesale market.

      Revenue from other sources, including sales of appliances and related parts and services, of $94.8 million in fiscal 2002 increased $2.9 million, or 3.2%, over fiscal 2001 revenues of $91.9 million.

      Operating Expenses. Operating expenses decreased 9.5%, or $24.6 million, to $234.1 million in fiscal 2002 compared to $258.7 million in fiscal 2001. Operating expenses for the year ended September 28, 2002 include a $5.4 million unrealized gain representing the net change in fair values of derivative instruments not designated as hedges, compared to a $3.1 million unrealized loss in fiscal 2001. Excluding the impact of changes in the fair value of derivative instruments on both the current and prior year results, operating expenses decreased $16.1 million, or 6.3%, principally attributable to our ability to reduce costs amidst declining volumes resulting from ongoing initiatives to shift costs from fixed to variable, primarily in the areas of employee compensation and benefits. The lower compensation costs were offset, in part, by an increase in medical and dental costs in fiscal 2002 compared to the prior year. Additionally, operating expenses were favorably impacted by lower provisions for doubtful accounts and lower costs of operating our fleet, including maintenance and fuel costs, in fiscal 2002 compared to fiscal 2001. Provisions for doubtful accounts were higher in fiscal 2001 primarily from the generally higher selling price environment driven by the higher average propane costs.

      General and Administrative Expenses. General and administrative expenses decreased $1.7 million, or 5.2%, to $30.8 million in fiscal 2002 compared to $32.5 million in fiscal 2001, again attributable to lower employee compensation and benefit costs, as well as to lower fees for professional services.

      Depreciation and Amortization. Depreciation and amortization expense decreased 22.9%, or $8.8 million, to $29.7 million in fiscal 2002 compared to $38.5 million in the prior year primarily as a result of our decision to early adopt SFAS 142 effective September 30, 2001 (the beginning of fiscal 2002), which eliminates the requirement to amortize goodwill and certain intangible assets. If SFAS 142 had been in effect at the beginning of the prior year, fiscal 2001 net income would have improved by $7.4 million.

      Gain on Sale of Storage Facility. On January 31, 2002, we sold our 170 million gallon propane storage facility in Hattiesburg, Mississippi, which was considered a non-strategic asset, for net cash proceeds of $8.0 million, resulting in a gain on sale of approximately $6.8 million.

      Income Before Interest Expense and Income Taxes and EBITDA. Income before interest expense and income taxes decreased 3.6%, or $3.3 million, to $88.2 million compared to $91.5 million in the prior year. EBITDA decreased 9.3%, or $12.1 million, to $117.9 million in fiscal 2002 compared to $130.0 million in the prior year. The decreases in income before interest expense and income taxes and in EBITDA reflect the impact of the 13.1% lower retail volumes sold in fiscal 2002 attributable to unseasonably warm heating season temperatures and the economy; partially offset by (i) the $26.3 million, or 9.0%, decrease in combined operating and general and administrative expenses described above, (ii) the impact of the $6.8 million gain on the sale of our Hattiesburg, Mississippi storage facility and (iii) the impact on operating expenses of changes in the fair value of derivative instruments described above. In addition, if SFAS 142 had been in effect at the beginning of the prior year, fiscal 2001 income before interest expense and income taxes would have improved by $7.4 million.

      Interest Expense. Net interest expense decreased 9.6%, or $3.6 million, to $34.0 million in fiscal 2002 compared to $37.6 million in the prior year. This decrease is primarily attributable to reductions in average amounts outstanding during fiscal 2002 under our Revolving Credit Agreement, as well as lower average interest rates.

Fiscal Year 2001 Compared to Fiscal Year 2000

      Results for fiscal 2001 reflect 52 weeks of operations compared to 53 weeks in fiscal 2000. Results for fiscal 2000 include a $10.3 million gain on sale of assets.

      Revenues. Revenues increased $90.2 million, or 10.7%, to $931.5 million in fiscal 2001 compared to $841.3 million in fiscal 2000. Revenues from retail propane activities increased $143.9 million, or 23.6%, to $753.4 million in fiscal 2001 compared to $609.5 million in fiscal 2000. This increase is primarily attributable to higher product costs which resulted in higher retail sales prices.

      Retail gallons sold increased slightly to 524.7 million gallons in fiscal 2001 compared to 524.0 million gallons in fiscal 2000. This increase is attributable to colder weather offset by customer conservation efforts. Nationwide temperatures during fiscal 2001 were 2% colder than normal as compared to temperatures that were 11% warmer than normal during fiscal 2000, as reported by the NOAA.

      Revenues from wholesale and risk management activities decreased $58.2 million, or 40.3%, to $86.2 million in fiscal 2001 compared to $144.4 million in fiscal 2000. Although propane product costs were substantially higher in fiscal 2001 than in prior years, product costs began to decline in the second half of fiscal 2001. Accordingly, we reduced our risk management activities resulting in a decrease in revenues from the wholesale sale of propane.

      Revenue from other sources, including sales of appliances, related parts and services of $91.9 million in fiscal 2001 increased $4.5 million, or 5.1%, compared to fiscal 2000 revenues of $87.4 million.

      Operating Expenses. Operating expenses increased 13.2%, or $30.2 million, to $258.7 million in fiscal 2001 compared to $228.5 million in fiscal 2000. This increase is principally attributable to increased payroll and benefit costs, including increased incentive compensation accruals in line with higher earnings, higher provisions for doubtful accounts resulting from the increases in selling prices, higher insurance, increased vehicle fuel costs, the development of retail and service business initiatives and unrealized losses recorded under the provisions of SFAS No. 133, related to changes in fair values of our derivative instruments.

      General and Administrative Expenses. General and administrative expenses increased $3.9 million, or 13.6%, to $32.5 million in fiscal 2001 compared to $28.6 million in fiscal 2000. This increase is primarily attributable to higher payroll and benefit costs, including incentive compensation accruals in line with higher earnings, increased costs for professional services and higher equipment leasing costs; offset in part by gains realized on the sales of non-strategic assets and corporate investments in fiscal 2001.

      Depreciation and Amortization. Depreciation and amortization expense remained consistent at $38.5 million in fiscal 2001 compared to $38.8 million in fiscal 2000.

      Gain on Sale of Assets. Results for fiscal 2000 reflect a gain of $10.3 million associated with the sale of 23 customer service centers principally located in Georgia in December 1999. Total cash proceeds in connection with the sale amounted to approximately $19.4 million.

      Income Before Interest Expense and Income Taxes and EBITDA. Results for fiscal 2000 include a $10.3 million gain on the sale of assets. Excluding this one-time item, income before interest expense and income taxes increased 32.2%, or $22.3 million, to $91.5 million in fiscal 2001 compared to $69.2 million in the prior period. EBITDA, excluding the one-time item, increased 20.4%, or $22.0 million, to $130.0 million compared to $108.0 million in the prior period. The increases in income before interest expense and income taxes and in EBITDA are primarily attributable to higher gross profit of $56.1 million reflecting higher retail margins, partially offset by increased operating and general and administrative expenses.

      Interest Expense. Net interest expense decreased 7.8%, or $3.2 million, to $37.6 million compared to $40.8 million in the prior year. The decrease is primarily due to reductions in amounts outstanding under our Revolving Credit Agreement and, to a lesser extent, lower interest rates.

Liquidity and Capital Resources

      Due to the seasonal nature of the propane business, cash flows from operating activities are greater during the winter and spring seasons, our second and third fiscal quarters, as customers pay for propane purchased during the heating season. For the three months ended December 28, 2002, net cash provided by operating activities was $8.4 million compared to cash provided by operating activities of $3.4 million for the three months ended December 29, 2001. The increase of $5.0 million was primarily due to $2.1 million higher net income, after adjusting for non-cash items in both periods (depreciation, amortization and gains on disposal of assets), as well as the $2.9 million favorable impact of changes in working capital in comparison to the prior year period. The changes in working capital for the three months ended December 28, 2002 result primarily from lower payments with respect to employee compensation plans and higher accounts payable, offset in part by an increase in accounts receivable and inventories in line with increased volumes. In fiscal 2002, net cash provided by operating activities decreased $33.0 million, or 32.4%, to $68.8 million in fiscal 2002 compared to $101.8 million in fiscal 2001. The decrease is primarily due to lower net income, after adjusting for non-cash items in both periods (principally depreciation, amortization and gains on asset disposals), as well as the impact of unfavorable changes in working capital in comparison to the prior year, principally reflecting lower compensation and benefit accruals, offset by lower inventories.

      Net cash provided by operating activities increased $42.3 million to $101.8 million in fiscal 2001 from $59.5 million in fiscal 2000. The increase was primarily due to improved working capital principally reflected in decreased accounts receivable, attributable to a decrease in sales during the fourth quarter of fiscal 2001 in comparison to the fourth quarter of fiscal 2000, decreased accounts payable, attributable to the decreased cost of propane during the fourth quarter of fiscal 2001, and higher net income, after adjusting for non-cash items (depreciation, amortization and gains on disposal of assets) in both periods.

      Net cash used in investing activities during the three months ended December 28, 2002 consists of capital expenditures of $3.3 million (including $0.5 million for maintenance expenditures and $2.8 million to support the growth of operations), offset by net proceeds from the sale of property, plant and equipment of $0.7 million. Net cash used in investing activities was $4.0 million during the three months ended December 29, 2001 consisting of capital expenditures of $5.2 million (including $2.3 million for maintenance expenditures and $2.9 million to support the growth of operations), offset by net proceeds from the sale of property, plant and equipment of $1.2 million. Net cash used in investing activities was $6.9 million in fiscal 2002, reflecting $17.5 million in capital expenditures (including $13.0 million for maintenance expenditures and $4.5 million to support the growth of operations) offset by net proceeds of $10.6 million from the sale of assets (including net proceeds of $8.0 million resulting from the sale of our propane storage facility in Hattiesburg, Mississippi). Net cash used in investing activities was $17.9 million in fiscal 2001, reflecting $23.2 million in capital expenditures (including $6.5 million for maintenance expenditures and $16.7 million to support the growth of operations), offset by net proceeds of $5.3 million from the sale of property, plant and equipment. Net cash used in investing activities was $99.1 million in fiscal 2000, reflecting $21.3 million in capital expenditures (including $7.5 million for maintenance expenditures and $13.8 million to support the growth of operations) and $98.0 million of acquisition payments, including $97.0 million for the acquisition of certain assets from SCANA Corporation in November 1999, which we refer to as the SCANA acquisition, offset by net proceeds of $20.2 million from the sale of property, plant and equipment, including 23 customer service centers.

      Net cash used in financing activities for the three months ended December 28, 2002 was $14.6 million, primarily reflecting payment of our quarterly distributions of $0.5750 per common unit during the first quarter of fiscal 2003. Net cash used in financing activities for the three months ended December 29, 2001 was $14.2 million, reflecting payment of our quarterly distributions of $0.5625 during the first quarter of fiscal 2002. Net cash used in financing activities for fiscal 2002 was $57.5 million, primarily reflecting the payment of quarterly distributions to our common unitholders and our general partner. Net cash used in financing activities for fiscal 2001 was $59.1 million, reflecting repayments under our Revolving Credit Agreement, including a net repayment of $44.0 million borrowed under the SCANA acquisition facility and a net repayment of $6.5 million borrowed under the net working capital facility, and $54.5 million in distributions, partly offset by net proceeds of $47.1 million from a public offering of 2,352,700 common units in October 2000. Net cash provided by financing activities for fiscal 2000 was $42.9 million, reflecting $89.7 million in borrowings to fund the SCANA acquisition and $3.8 million of net working capital borrowings under the Revolving Credit Agreement offset by $47.4 million in distributions and $3.1 million of expenses to amend the revolving credit agreement. The increase of $7.1 million in distributions during fiscal 2001 is attributable to the increase in common units outstanding as a result of the public offering and the increases in the quarterly distribution amounts per common unit.

      On March 5, 1996, pursuant to a Senior Note Agreement, we issued $425.0 million of Senior Notes with an annual interest rate of 7.54%. These 7.54% Senior Notes are unsecured and rank on an equal and ratable basis with our obligations under our Revolving Credit Agreement. We are obligated to pay the 7.54% Senior Notes in equal annual payments of $42.5 million starting July 1, 2002, with the last such payment due June 30, 2011. On July 1, 2002, we received net proceeds of $42.5 million from the issuance and sale of 7.37% Senior Notes due June, 2012 and used the funds to pay the first annual principal payment of $42.5 million due in respect of the 7.54% Senior Notes. The 7.37% Senior Notes are unsecured and rank on an equal and ratable basis with our 7.54% Senior Notes and our Revolving Credit Agreement. Our next principal payment on our 7.54% Senior Notes is due on July 1, 2003. Rather than refinancing this $42.5 million principal payment, we expect to make this payment from cash from operations, the net proceeds of this offering or availability under our Revolving Credit Agreement.

      Our Revolving Credit Agreement, as amended on January 29, 2001, provides a $75.0 million working capital facility and a $50.0 million acquisition facility. Borrowings under the Revolving Credit Agreement bear interest at a rate based upon either LIBOR plus a margin, Wachovia National Bank's prime rate or the Federal Funds rate plus 1/2 of 1%. An annual fee ranging from .375% to .50%, based upon certain financial tests, is payable quarterly whether or not borrowings occur. As of December 28, 2002 and September 28, 2002, $46.0 million was outstanding under the acquisition facility of the Revolving Credit Agreement and there were no borrowings under the working capital facility. The Revolving Credit Agreement matures on May 31, 2003 and, accordingly, the $46.0 million outstanding balance has been classified as a current liability at December 28, 2002. We have initiated discussions to extend, or otherwise modify, the Revolving Credit Agreement on a long-term basis. Although there can be no assurance, we currently believe that we will be able to extend or otherwise modify the Revolving Credit Agreement on terms that are economically satisfactory to us.

      The agreements covering our outstanding debt under the 7.54% Senior Notes, the 7.37% Senior Notes and the Revolving Credit Agreement contain various restrictive and affirmative covenants applicable to our operating partnership, including (a) maintenance of certain financial tests, including, but not limited to, a leverage ratio of less than 5.0 to 1 and an interest coverage ratio in excess of 2.5 to 1, (b) restrictions on the incurrence of additional indebtedness, and (c) restrictions on certain liens, investments, guarantees, loans, advances, payments, mergers, consolidations, distributions, sales of assets and other transactions. In addition, during December 2002, the agreement covering the 7.54% Senior Notes was amended to (i) eliminate an adjusted net worth financial test to be consistent with the 7.37% Senior Notes and Revolving Credit Agreement, and (ii) require a leverage ratio of less than 5.25 to 1 when the underfunded portion of our pension obligations is used in the computation of the ratio. We were in compliance with all covenants and terms of all of our debt agreements as of December 28, 2002 and September 28, 2002.

      We will make distributions in an amount equal to all of our Available Cash, as defined in our Second Amended and Restated Partnership Agreement, approximately 45 days after the end of each fiscal quarter to holders of record on the applicable record dates. The Board of Supervisors reviews the level of Available Cash on a quarterly basis based upon information provided by management. During each of the first two quarters of fiscal 2002, we made distributions to our common unitholders of $0.5625 per common unit. On May 8, 2002, the Board of Supervisors declared a $0.05 annualized increase in the quarterly distribution from $0.5625 per common unit to $0.5750 per common unit, or $2.30 on an annualized basis, for the third quarter of fiscal 2002, which was paid on August 13, 2002. On October 23, 2002, the Board of Supervisors declared a quarterly distribution of $0.5750 per common unit for the fourth quarter of fiscal 2002, which was paid on November 12, 2002 to holders of record on November 4, 2002. On January 23, 2003, the Board of Supervisors declared a quarterly distribution of $0.5750 per common unit for the first fiscal quarter of 2003, which was paid on February 11, 2003 to holders of record on February 4, 2003.

      Quarterly distributions include Incentive Distribution Rights (IDRs) payable to our general partner to the extent the quarterly distribution exceeds $0.55 per common unit. The IDRs represent an incentive for our general partner (which is owned by senior management of our partnership) to increase the distributions to common unitholders in excess of the $0.55 per common unit target level. With regard to the first $0.55 of the common unit distribution paid in each quarter, 98.11% of the Available Cash is distributed to the common unitholders and 1.89% is distributed to our general partner. With regard to the balance of the common unit distributions paid, 85% of the Available Cash is distributed to our common unitholders and 15% is distributed to our general partner.

      Our results of operations for the first quarter of fiscal 2003 were favorably impacted by a return to more normal weather patterns throughout many regions of the United States. In addition, our efforts to manage our cost structure, as well as the efficiency of our operations, continue in an effort to maximize the benefits of the colder weather. As described in more detail above, the increase in operating and general and administrative expenses in the first quarter of fiscal 2003 compared to the comparable period in the prior year was significantly less, on a percentage basis, than the increase in retail sales volumes, reflecting the flexible nature of our cost structure. Additionally, given our cash position and increased cash flow from operations, we continue to effectively manage our cash flow without the need to utilize our working capital facility under our Revolving Credit Agreement.

      Our results of operations for the fiscal year ended September 28, 2002 were adversely impacted by unseasonably warm weather nationwide throughout fiscal 2002, and during the peak heating season in particular, as weather was 13% warmer than normal in fiscal 2002 and 15% warmer than in the prior year. Our ability to manage our cost structure, coupled with our success in monetizing the Hattiesburg, Mississippi storage facility during the second quarter of fiscal 2002, which was considered a non-strategic asset, helped mitigate some of the negative impact of warmer weather conditions on our results of operations and cash flow. Even with near record warm temperatures nationwide throughout fiscal 2002, we effectively managed our cash flow without the need to utilize our working capital facility under our Revolving Credit Agreement.

      Our anticipated cash requirements for all of fiscal 2003 include maintenance and growth capital expenditures of approximately $16.0 million for the repair and replacement of property, plant and equipment, approximately $34.0 million of interest payments on outstanding indebtedness and a principal payment of $42.5 million due on July 1, 2003 under our 7.54% Senior Notes. In addition, assuming distributions remain at the current level, we will be required to pay approximately $58.1 million in distributions to common unitholders and our general partner during fiscal 2003. In addition, assuming distributions remain at the current level, we will be required to pay approximately $               million in distributions to common unitholders with respect to the common units sold in this offering. As we look ahead to the remainder of fiscal 2003, our operations may be impacted by certain factors beyond our control, including, but not limited to, a sustained economic recession, a volatile commodity price environment and warmer weather conditions in our service areas. Based on our current estimate of cash flow from operations and our cash position, availability under our Revolving Credit Agreement (unused borrowing capacity under the working capital facility of $75.0 million at December 28, 2002) and the expected net proceeds from this offering, we expect to have sufficient funds to meet our current and forseeable future obligations. In the event we acquire new businesses in furtherance of our acquisition strategy, we may need to raise additional funds in the future.

Pension Plan Assets

      As a result of continued turbulent capital markets over the past two years, coupled with the low interest rate environment, the market value of our pension portfolio assets have declined significantly while the actuarial value of the projected benefit obligation for our defined benefit pension plan has steadily increased. As a result, the projected benefit obligation as of September 28, 2002 exceeded the market value of pension plan assets by $53.1 million. The unrealized losses experienced in the pension assets resulted in our operating partnership recording a $37.8 million reduction to accumulated other comprehensive (loss)/income, a component of partners' capital, at the end of fiscal 2002 in order to adjust our pension liability to reflect the underfunded position. This pension adjustment, coupled with the $47.3 million adjustment required at the end of fiscal 2001, results in a cumulative reduction of partners' capital in the amount of $85.1 million on the consolidated balance sheets at December 28, 2002 and September 28, 2002. These required pension adjustments are attributable to the level of unrealized losses experienced on our pension assets over the past two years and represent non-cash charges to our partners' capital with no impact on the results of operations for the fiscal year ended September 28, 2002.

      While fiscal 2002 and 2001 results of operations were not affected by the significant unrealized losses in the pension portfolio assets over the past two years, pension expense is expected to increase in fiscal 2003 as unrealized losses begin to affect the net periodic pension cost pursuant to SFAS No. 87, ''Employers Accounting for Pensions,'' unless market conditions generate unrealized gains in our pension assets to offset past unrealized losses. For purposes of computing the actuarial valuation of projected benefit obligations and the fair value of plan assets at the end of fiscal 2002, we reduced the key valuation assumptions to reflect an estimate of current market expectations related to long-term rates of return on assets and interest rates. The expected long-term rate of return on plan assets was reduced from 9.5% as of September 29, 2001 to 8.5% as of September 28, 2002 and the discount rate assumption was reduced to 6.75% from 7.25%. There were no funding requirements for the defined benefit pension plan during fiscal 2002 or 2001. In an effort to minimize future increases in the benefit obligations, during the fourth quarter of fiscal 2002, we adopted an amendment to the defined benefit pension plan which will cease future service credits effective January 1, 2003. This amendment resulted in a curtailment gain of $1.1 million included within the net periodic pension cost for the year ended

September 28, 2002. There can be no assurances that future declines in capital markets will not have an adverse impact on results of operations or cash flow.

Long-Term Debt Obligations and Other Commitments

      Long-term debt obligations and future minimum rental commitments under noncancelable operating lease agreements as of December 28, 2002 are due as follows (amounts in thousands):

	Remainder of Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007 and thereafter	Total
Long-term debt	$88,882	$42,910	$42,940	$42,974	$255,000	$472,706
Operating leases	16,681	16,285	12,529	10,025	12,796	68,316

Total long-term debt obligations and lease commitments	$105,563	$59,195	$55,469	$52,999	$267,796	$541,022

      Additionally, we have standby letters of credit in the aggregate amount of $29.8 million, in support of retention levels under our casualty insurance programs and certain lease obligations, which expire on March 1, 2003.

Adoption of New Accounting Standard

      Effective September 30, 2001, the beginning of our 2002 fiscal year, we elected to early adopt the provisions of SFAS 142. SFAS 142 modifies the financial accounting and reporting for goodwill and other intangible assets, including the requirement that goodwill and certain intangible assets no longer be amortized. This new standard also requires a transitional impairment review for goodwill, as well as an annual impairment review, to be performed on a reporting unit basis. As a result of the adoption of SFAS 142, amortization expense for fiscal 2002 decreased by $7.4 million compared to fiscal 2001, as a result of the lack of amortization expense related to goodwill. Aside from this change in accounting for goodwill, no other change in accounting for intangible assets was required as a result of the adoption of SFAS 142 based on the nature of our intangible assets. In accordance with SFAS 142, we completed a transitional impairment review and, as the fair values of identified reporting units exceed the respective carrying values, goodwill was not considered impaired as of the date of adoption of SFAS 142 nor as of September 28, 2002.

Recently Issued Accounting Standards

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, ''Accounting for Asset Retirement Obligations,'' which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. Accretion expense and depreciation expense related to the liability and capitalized asset retirement costs, respectively, would be recorded in subsequent periods. SFAS 143 became effective for our 2003 fiscal year beginning September 30, 2002. Adoption of this standard did not have an impact on our consolidated financial position, results of operations or cash flows due to the nature of our operations.

      In October 2001, the FASB issued SFAS No. 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets.'' SFAS 144 applies to all long-lived assets, including discontinued operations, and provides guidance on the measurement and recognition of impairment charges for assets to be held and used, assets to be abandoned and assets to be disposed of by sale. SFAS 144 supersedes SFAS No. 121, ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.'' SFAS 144 became effective for our 2003 fiscal year beginning September 30, 2002. The provisions of this standard are to be applied prospectively and, as such, adoption of this standard did not impact our consolidated financial position, results of operations or cash flows.

      On April 30, 2002, the FASB issued SFAS No. 145, ''Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections.'' SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, pursuant to SFAS 145, an entity would not be prohibited from classifying such gains and losses as extraordinary items under certain circumstances. SFAS 145 also makes several other technical corrections to existing pronouncements that may change accounting practice. SFAS 145 is effective for transactions occurring after May 15, 2002. Based on the nature of transactions covered by this new standard, the standard did not have an impact on our consolidated financial position or consolidated results of operations as of and for the year ended September 28, 2002. The provisions of this standard will be reviewed on an ongoing basis, as applicable.

      On June 28, 2002, the FASB issued SFAS No. 146, ''Accounting for Costs Associated with Exit or Disposal Activities.'' SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of this standard will be reviewed by us on an ongoing basis, as applicable.

Quantitative and Qualitative Disclosures about Market Risk

      As of December 28, 2002 and September 28, 2002, our operating partnership was a party to propane forward and option contracts with various third parties and futures traded on the NYMEX. Futures and forward contracts require that we sell or acquire propane at a fixed price at fixed future dates. An option contract allows, but does not require, its holder to buy or sell propane at a specified price during a specified time period; the writer of an option contract must fulfill the obligation of the option contract, should the holder choose to exercise the option. At expiration, the contracts are settled by the delivery of propane to the respective party or are settled by the payment of a net amount equal to the difference between the then current price of propane and the fixed contract price. The contracts are entered into in anticipation of market movements and to manage and hedge exposure to fluctuating propane prices, as well as to help ensure the availability of propane during periods of high demand.

      Market risks associated with the trading of futures, options and forward contracts are monitored daily for compliance with our trading policy which includes volume limits for open positions. Open inventory positions are reviewed and managed daily as to exposures to changing market prices.

Market Risk

      Our operating partnership is subject to commodity price risk to the extent that propane market prices deviate from fixed contract settlement amounts. Futures traded with brokers of the NYMEX require daily cash settlements in margin accounts. Forward and option contracts are generally settled at the expiration of the contract term either by physical delivery or through a net settlement mechanism.

Credit Risk

      Futures are guaranteed by the NYMEX and, as a result, have minimal credit risk. Our operating partnership is subject to credit risk with forward and option contracts to the extent the counterparties do not perform. Management evaluates the financial condition of each counterparty with which we conduct business and establishes credit limits to reduce exposure to credit risk of non-performance.

Derivative Instruments and Hedging Activities

      At December 28, 2002 and September 28, 2002, the fair value of derivative instruments attributable to the risk management activities described above resulted in derivative assets of $1.1 million and $2.1 million, respectively. Operating expenses include unrealized losses in the amount of $1.0 million for the three months ended December 28, 2002 and unrealized gains in the amount of $2.7 million for the three months ended December 29, 2001, attributable to the change in fair value of derivative instruments not designated as hedges. For the year ended September 28, 2002, operating expenses include unrealized gains of $5.4 million compared to unrealized losses of $3.1 million for the year ended September 29, 2001, attributable to the change in fair value of derivative instruments not designated as hedges. At December 28, 2002 and September 28, 2002, unrealized gains on derivative instruments designated as cash flow hedges in the amount of $0.6 million and $0.7 million, respectively, were included in accumulated other comprehensive income/(loss) and are expected to be recognized in earnings during the next 12 months as the hedged transactions occur. However, due to the volatility of the commodities market, the corresponding value in accumulated other comprehensive income/(loss) is subject to change prior to its impact on earnings.

Sensitivity Analysis

      In an effort to estimate our exposure to unfavorable market price changes in propane related to our open positions under derivative instruments, we developed a model that incorporated the following data and assumptions:

•	The actual fixed contract price of open positions as of December 28, 2002 and September 28, 2002 for each of the future periods.
•	The estimated future market prices for futures and forward contracts as of December 28, 2002 and September 28, 2002 were derived from the NYMEX for traded propane futures for each of the future periods.
•	The market prices determined in the second bullet above were adjusted adversely by a hypothetical 10% change in the future periods and compared to the fixed contract settlement amounts in the first bullet above to project the potential negative impact on earnings that would be recognized for the respective scenario.

      Based on this sensitivity analysis, a hypothetical 10% adverse change in market prices for each of the future months for which an option, futures and/or forward contract exists indicates either a reduction in potential future gains or potential losses in future earnings by $0.7 million, $0.7 million and $1.5 million as of December 28, 2002, September 28, 2002 and September 29, 2001, respectively.

      The above hypothetical change does not reflect the worst case scenario. Actual results may be significantly different depending on market conditions and the composition of the open position portfolio at any given point in time.

      As of December 28, 2002 and September 28, 2002, our open position portfolio reflected a net long position (purchase) aggregating $5.5 million and $7.4 million, respectively.

BUSINESS

Introduction

      We are a publicly traded Delaware limited partnership. Through our operating partnership and its subsidiaries, we engage in the retail and wholesale marketing of propane and related appliances and services. We believe we are the third largest retail marketer of propane in the United States, measured by retail gallons sold. As of December 28, 2002, we were serving approximately 750,000 active residential, commercial, industrial and agricultural customers from more than 320 customer service centers in over 40 states located primarily in the east and west coast regions of the country. We sold approximately 456.0 million gallons of propane to retail customers during our last fiscal year, which ended September 28, 2002. During the same year, we sold an additional 95.3 million gallons at wholesale, primarily to large industrial end-users and other propane distributors. Together with our predecessor companies, we have been continuously engaged in the retail propane business since 1928.

Industry Background

      Propane is a by-product of natural gas processing and petroleum refining. It is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources. Propane use falls into three broad categories:

•	residential and commercial applications;
•	industrial applications; and
•	agricultural uses.

In the residential and commercial markets, propane is used chiefly for space heating, water heating, clothes drying and cooking. Industrial customers use propane primarily as a motor fuel to power over-the-road vehicles, forklifts and stationary engines, to fire furnaces, as a cutting gas and in other process applications. In the agricultural market, propane is most often used for tobacco curing, crop drying, poultry brooding and weed control.

      Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. It is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it becomes a flammable gas that is colorless and odorless, although an odorant is added to allow its detection. Propane is clean burning, producing negligible amounts of pollutants when consumed.

Our Strategy

      Our business strategy is to deliver increasing value to our unitholders through initiatives, both internal and external, geared toward achieving sustainable profitable growth and increased quarterly distributions. We pursue this business strategy through a combination of:

•	an internal focus on enhancing customer service, growing our customer base and improving the efficiency of operations, and
•	acquisitions of businesses to complement or supplement our core propane operations.

      We plan to continue to pursue internal growth of our existing propane operations and to foster the growth of related retail and service operations that can benefit from our infrastructure and national presence. We continue to analyze our cost structure, develop programs to increase our customer base and implement more efficient operating standards. We provide incentives to our customer service centers across the United States to operate in a safe and efficient manner, as well as based on customer satisfaction ratings measured through a comprehensive customer satisfaction and retention program. We also believe that we can continue to achieve internal growth through increased reliance on information technology at our customer service centers. Additionally, we continuously evaluate our existing facilities to identify opportunities to optimize our return on assets by selectively divesting operations in slower growing markets.

      Because of the seasonal nature of the propane business and the impact on our earnings and cash flow, we also seek to acquire and develop related retail and service business lines to complement our core propane operations. In 1999, we acquired Gas Connection, Inc. (d/b/a HomeTown Hearth & Grill), which sells and installs natural gas and propane gas grills, fireplaces and related accessories and supplies through retail stores in the northeast and northwest regions of the United States. We continue to modify the HomeTown business model and to evaluate areas to leverage our existing infrastructure for new retail locations. At December 28, 2002, HomeTown was operating ten stores.

      Suburban @ Home, Inc., which opened its first service center in September 2000, is an internally developed heating, ventilation and air conditioning business offering a full range of products and services for ''total indoor comfort.'' We continue to invest in the growth of this business, and opened two additional retail locations during fiscal 2002 for a total of three retail locations as of December 28, 2002. One element of our growth strategy is to use HomeTown, Suburban @ Home, Inc. and other business ventures as a platform on which to build a retail and service network that will complement our core propane operations.

      Over the past three fiscal years, our primary focus has been on managing our cost structure, strengthening our balance sheet and distribution coverage and posturing our management team for growth and diversification. We also continue to evaluate acquisition opportunities that will either extend our presence in strategically attractive propane markets or diversify our operations in non-propane businesses that can immediately contribute to our overall growth strategy. We investigate and focus on businesses with long-life assets and relatively steady cash flow. Although we did not acquire any businesses in fiscal 2001 or 2002, we believe there are numerous retail propane distributors and other energy-related businesses that are potential candidates for acquisition. However, the competition for acquisitions is intense, and there can be no assurance that we will be able to acquire potential candidates on economically acceptable terms.

Products, Services and Marketing

      We distribute propane through a nationwide retail network of more than 320 customer service centers in over 40 states. Approximately two-thirds of our retail propane volume is sold during the six-month peak heating season from October through March, as many customers use propane for heating purposes. Typically, our customer service centers are located in suburban and rural areas where natural gas is not readily available. Generally, each service center consists of an office, appliance showroom, warehouse and service facilities, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Most of our residential customers receive their propane supply pursuant to an automatic delivery system, which eliminates the customer's need to make an affirmative purchase decision. From our customer service centers, as well as stand-alone retail centers, we also sell, install and service propane-related equipment, including heating and cooking appliances, hearth products and supplies and, at some locations, propane fuel systems for motor vehicles.

      We sell propane primarily to six customer markets: residential, commercial, industrial (including engine fuel), agricultural, other retail users and wholesale customers. Of the 456.0 million gallons of propane we sold at retail during fiscal 2002, customers in the following categories accounted for the approximate percentages indicated:

• residential customers	39%
• commercial customers	30%
• industrial customers	11%
• agricultural customers	5%
• other retail users	15%

Sales to residential customers in fiscal 2002 accounted for approximately 50% of our gross profit on propane sales. This figure reflects the higher-margin nature of this segment of the market. No single customer accounted for 10% or more of our revenues during fiscal 2002.

      Retail deliveries of propane are usually made to customers by means of special trucks, known as bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds between 2,125 and 2,975 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these tanks ranges from approximately 100 gallons to approximately 1,200 gallons, with a typical tank having a capacity of 300 to 400 gallons. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of 5 to 35 gallons. When we deliver filled cylinders to customers, we pick up empty cylinders for replenishment at our local service center or we refill them in place.

      We also deliver propane to other bulk-end users in larger trucks, known as transports, which have an average capacity of approximately 9,000 gallons. End-users receiving transport deliveries include industrial customers, large-scale heating accounts, such as local gas utilities that use propane as a supplemental fuel to meet peak load deliverability requirements, and large agricultural accounts that use propane for crop drying. Propane is generally transported to our service centers from refineries, coastal terminals, pipeline terminals and storage facilities by a combination of common carriers, owner-operators and railroad tank cars. We also use a number of interstate pipelines to transport propane from suppliers to our storage facilities.

      In addition to our retail operations, we also sell propane at wholesale to large industrial end-users and other propane distributors. During fiscal 2002, we sold 95.3 million gallons for risk management purposes and to wholesale customers. This market segment includes customers who use propane to fire furnaces, as a cutting gas and in other process applications. Due to the low margin nature of the wholesale market as compared to the retail market, we have selectively reduced our emphasis on wholesale marketing over the last few years. As a result, sales of wholesale gallons have been decreasing.

Propane Supply

      We purchase propane from nearly 70 oil companies and natural gas processors at more than 150 supply points located in the United States and Canada. We make purchases primarily under one-year agreements that are subject to annual renewal, but we also purchase propane in the spot market. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, and some contracts include a pricing formula that typically is based on prevailing market prices. Some of these agreements provide maximum and minimum seasonal purchase guidelines.

      Historically, supplies of propane from our customary sources have been readily available. Although we make no assurance regarding the availability of supplies of propane in the future, we currently expect to be able to secure adequate supplies during fiscal 2003. During fiscal 2002, Dynegy Liquids Marketing and Trade, Enterprise Products Operating L.P. and Koch Hydrocarbon, L.P. accounted for approximately 23%, 15% and 11%, respectively, of our total domestic propane purchases. The availability of our propane supply is dependent upon several factors, including the severity of winter weather and the price and availability of competing fuels such as natural gas and heating oil. We believe that, if supplies from Dynegy, Enterprise or Koch were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations. However, the cost of acquiring such propane might be materially higher and, at least on a short-term basis, margins could be affected. Aside from these three suppliers, no single supplier accounted for more than 10% of our total domestic propane purchases in fiscal 2002. During that year, approximately 99% of our total propane purchases were from domestic suppliers.

      We seek to reduce the effect of propane price volatility on our product costs and to help ensure the availability of propane during periods of short supply. We are currently a party to propane futures transactions on the New York Mercantile Exchange and to forward and option contracts with various third parties to purchase and sell product at fixed prices in the future. These activities are carefully monitored by our senior management through enforcement of our commodity trading policy.

      We operate large propane storage facilities in California and South Carolina. We also operate smaller storage facilities in other locations, and have rights to use storage facilities in additional locations. As of December 28, 2002, the majority of the storage capacity in California and South Carolina was leased to third parties. These storage facilities enable us to buy and store large quantities of propane during periods of low demand and lower prices, which generally occur during the summer months. This practice helps ensure that we have a more secure supply of propane during periods of intense demand or price instability.

Trademarks

      We utilize a variety of trademarks and tradenames owned by us, including ''Suburban Propane.'' We regard our trademarks, tradenames and other proprietary rights as valuable assets and believe that they may have significant value in the marketing of our products.

Competition

      According to the Energy Information Administration, propane accounts for approximately four percent of household energy consumption in the United States. As an energy source, propane competes primarily with electricity, natural gas and fuel oil, principally on the basis of price, availability and portability.

      Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but it is an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the recent extension of natural gas pipelines to previously unserved geographic areas tends to displace propane distribution in those areas, new opportunities for propane sales have been arising as new neighborhoods are developed in geographically remote areas.

      We also have some relative advantages over suppliers of other sources of energy. For example, propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Fuel oil has not been a significant competitor due to the current geographical diversity of our operations, and propane and fuel oil compete to a lesser extent because of the cost of converting from one to the other.

      In addition to competing with suppliers of other sources of energy, we compete with other retail propane distributors. Competition in the retail propane business is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry publications, we believe that the ten largest retailers, including us, account for approximately 31% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Based on available industry statistics, we believe that we account for approximately 4.4% of the domestic retail market for propane.

      Most of our customer service centers compete with five or more other marketers or distributors. However, each of our customer service centers operates in its own competitive environment because retail marketers tend to locate in close proximity to customers in order to lower the cost of providing service. Our typical service center has an effective marketing radius of approximately 50 miles, although in certain rural areas the marketing radius may be extended by a satellite office.

Environmental and Safety Matters

      We are subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include the Resource

Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (''CERCLA''), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the ''Superfund'' law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a ''hazardous substance'' into the environment. Propane is not a hazardous substance within the meaning of CERCLA; however, we own real property at locations where hazardous substances may exist as a result of prior activities.

      National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in all states in which we operate. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. We also are subject to regulations promulgated under the Federal Motor Carrier Safety Act with respect to the transportation of propane by truck. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. We conduct ongoing training programs to ensure that our operations comply with applicable safety regulations. We also maintain various permits that are necessary to operate our facilities, some of which may be material to our operations. We believe that our procedures for the handling, storage and distribution of propane are consistent with industry standards and comply in all material respects with applicable laws and regulations.

      The Department of Transportation has established regulations addressing emergency discharge control issues. The regulations, which became effective as of July 1, 1999, required us to modify the inspection and record keeping procedures for our cargo tank vehicles. A schedule of compliance is set forth within the regulations. We have implemented the required discharge control systems and comply, in all material respects, with current regulatory requirements.

      Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect our operations. We do not anticipate that the costs of our compliance with environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on our operations or financial condition. To the extent that there are any environmental liabilities unknown to us or environmental, health or safety laws or regulations are made more stringent, there can be no assurance that our results of operations will not be materially and adversely affected.

Employees

      As of February 28, 2003, we had approximately 3,059 full time employees, of whom approximately 291 were general and administrative (including fleet maintenance) personnel, 29 were engaged in transportation and product supply and the balance were customer service center employees. Approximately 153 of our employees are represented by local chapters of labor unions. We believe that our relations with both our union and non-union employees are satisfactory. From time to time, we also hire temporary workers to meet peak seasonal demands.

Properties

      As of February 28, 2003, we owned approximately 70% of our customer service center and satellite locations and leased the balance of our locations from third parties. In addition, we own and operate a 22 million gallon refrigerated, above-ground storage facility in Elk Grove, California and a 60 million gallon underground storage cavern in Tirzah, South Carolina.

      The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of February 28, 2003, we had a fleet of seven transport truck tractors, of which we owned five, and 251 railroad tank cars all of which we lease. In addition, we used 1,205 bobtail and rack trucks, of which we owned approximately 30%, and 1,367 other delivery and service vehicles, of which we owned approximately 32%. Vehicles that are not owned by us are leased. As of February 28, 2003, we also owned approximately 722,800 customer storage tanks with typical capacities of 100 to 500 gallons, 35,500 customer storage tanks with typical capacities of over 500 gallons and 83,700 portable cylinders with typical capacities of five to ten gallons.

Legal Proceedings

      Our operations are subject to all operating hazards and risks normally incidental to handling, storing, and delivering combustible liquids such as propane. As a result, we have been, and will continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We believe that the self-insured retentions and coverage we maintain are reasonable and prudent. Although any litigation is inherently uncertain, based on past experience, the information currently available to us, and the amount of our self-insurance reserves for known and unasserted self-insurance claims (which was approximately $27.0 million at December 28, 2002 and September 28, 2002), we do not believe that these pending or threatened litigation matters, or known claims or known contingent claims, will have a material adverse effect on our results of operations, financial condition or our cash flow.

      On May 23, 2001, our operating partnership was named as an additional defendant in an action previously brought by Heritage Propane Partners, L.P. in the South Carolina Court of Common Pleas, Fifth Judicial Circuit, against SCANA Corporation and Cornerstone Ventures, L.P. (Heritage v. SCANA et al. Civil Action 01-CP-40-3262). Third party insurance and the self-insurance reserves do not apply to this action. The amended complaint alleges, among other things, that SCANA breached a contract for the sale of propane assets and asserts claims against our operating partnership for wrongful interference with prospective advantage and civil conspiracy for allegedly interfering with Heritage's prospective contract with SCANA. Heritage claims that it is entitled to recover its alleged lost profits in the amount of $125.0 million and that all defendants are jointly and severally liable to it for this amount. On October 24, 2001, a motion by our operating partnership to dismiss the claims asserted against it was denied. Currently, discovery is ongoing among all parties. On February 6, 2003, Heritage filed a motion to amend its complaint to assert additional claims against all defendants, including three new claims against our operating partnership: aiding and abetting; misappropriation; and unjust enrichment. We believe that the claims and proposed additional claims against our operating partnership are without merit and are defending the action vigorously. However, we cannot predict the outcome of this trial or, if the trial is before a jury, what verdict the jury ultimately may reach. The court has entered an order setting this matter for trial any time after July 1, 2003. See "Risk Factors—We are subject to litigation that is not covered by insurance and could adversely affect our operating results."

MANAGEMENT

      Our business is managed by a Board of Supervisors, consisting of three persons who are elected by the unitholders and two persons designated by our general partner. Each elected member of the Board of Supervisors serves for a term of three years and has been nominated for reelection at our 2003 tri-annual meeting to be held on April 23, 2003.

      The following table sets forth information with respect to our Board of Supervisors and executive officers as of February 28, 2003:

Name	Age	Position
Mark A. Alexander	44	President and Chief Executive Officer; appointed member of the Board of Supervisors
Michael J. Dunn, Jr.	53	Senior Vice President—Corporate Development; appointed member of the Board of Supervisors
David R. Eastin	44	Senior Vice President and Chief Operating Officer
Robert M. Plante	54	Vice President—Finance
Jeffrey S. Jolly	50	Vice President and Chief Information Officer
Michael M. Keating	49	Vice President—Human Resources and Administration
A. Davin D'Ambrosio	39	Treasurer
Janice G. Meola	37	General Counsel and Secretary
Michael A. Stivala	33	Controller
John Hoyt Stookey	73	Chairman and elected member of the Board of Supervisors
Harold R. Logan, Jr.	58	Elected member of the Board of Supervisors
Dudley C. Mecum	68	Elected member of the Board of Supervisors
Mark J. Anton	77	Supervisor Emeritus

      Mr. Alexander has served as President and Chief Executive Officer since October 1996 and as an Appointed Supervisor since March 1996. He was Executive Vice Chairman and Chief Executive Officer from March 1996 through October 1996. From 1989 until joining Suburban, Mr. Alexander was an officer of Hanson Industries (the United States management division of Hanson PLC), most recently Senior Vice President—Corporate Development. Mr. Alexander serves as Chairman of the Board of Managers of the general partner. He is a member of the Executive Committee of the National Propane Gas Association and Chairman of the Research and Development Advisory Committee of the Propane Education and Research Council.

      Mr. Dunn has served as Senior Vice President since June 1998 and became Senior Vice President—Corporate Development in November 2002. Mr. Dunn has served as an Appointed Supervisor since July 1998. He was Vice President—Procurement and Logistics from March 1997 until June 1998. From 1983 until joining Suburban, Mr. Dunn was Vice President of Commodity Trading for the investment banking firm of Goldman Sachs & Company. Mr. Dunn serves on the Board of Managers of our general partner.

      Mr. Eastin has served as Chief Operating Officer since May 1999 and became a Senior Vice President in November 2000. From 1992 until joining us, Mr. Eastin held various executive positions with Star Gas Propane LP, most recently as Vice President—Operations. Mr. Eastin serves on the Board of Managers of our general partner.

      Mr. Plante has served as a Vice President since October 1999 and became Vice President—Finance in March 2001. He was Treasurer from March 1996 through October 2002. Mr. Plante held various financial and managerial positions with predecessors of our operating partnership from 1977 until 1996.

      Mr. Jolly has served as Vice President and Chief Information Officer since May 1999. He was Vice President—Information Services from July 1997 until May 1999. From May 1993 until joining us, Mr. Jolly was Vice President—Information Systems at The Wood Company, a food services company.

      Mr. Keating has served as Vice President—Human Resources and Administration since July 1996. He previously held senior human resource positions at Hanson Industries and Quantum Chemical Corporation (''Quantum''), a predecessor of our operating partnership.

      Mr. D'Ambrosio became Treasurer in November 2002. He served as Assistant Treasurer from October 2000 to November 2002 and as Director of Treasury Services from January 1998 to October 2000. Mr. D'Ambrosio joined us in May 1996 after ten years in the commercial banking industry.

      Ms. Meola has served as our General Counsel and Secretary since May 1999. She was Counsel from July 1998 to May 1999 and Associate Counsel from September 1996, when she joined us, until July 1998.

      Mr. Stivala has served as Controller since December 2001. From 1991 until joining us, he held several positions with PricewaterhouseCoopers LLP, most recently as Senior Manager in the Assurance practice. Mr. Stivala is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

      Mr. Stookey has served as an Elected Supervisor and Chairman of the Board of Supervisors since March 1996. From 1986 until September 1993, he was the Chairman, President and Chief Executive Officer of Quantum and served as non-executive Chairman and a Director of Quantum from its acquisition by Hanson PLC in September 1993 until October 1995. Mr. Stookey also is a Director of United States Trust Company of New York and Graphic Packaging, Inc.

      Mr. Logan has served as an Elected Supervisor since March 1996. He is a Director and Chairman of the Finance Committee of the Board of Directors of TransMontaigne Inc., which provides logistical services (i.e. pipeline, terminaling, and marketing) to producers and end-users of refined petroleum products. From 1995 to 2002, Mr. Logan was Executive Vice President/Finance, Treasurer, and a Director of TransMontaigne Inc. From 1987 to 1995, Mr. Logan served as Senior Vice President of Finance and a Director of Associated Natural Gas Corporation, an independent gatherer and marketer of natural gas, natural gas liquids, and crude oil. Mr. Logan also is a Director of The Houston Exploration Company, Graphic Packaging, Inc. and Rivington Capital Advisors, LLC.

      Mr. Mecum has served as an Elected Supervisor since June 1996. He has been a Managing Director of Capricorn Holdings, LLC (a sponsor of and investor in leveraged buyouts) since June 1997. Mr. Mecum was a partner of G.L. Ohrstrom & Co. (a sponsor of and investor in leveraged buyouts) from 1989 to June 1996. Mr. Mecum also is a Director of Lyondell Chemical Co., CitiGroup, Inc., CCC Information Systems Inc. and Mrs. Fields Famous Brands, Inc.

      Mr. Anton has served as Supervisor Emeritus of the Board of Supervisors since January 1999. He is a former President, Chief Executive Officer and Chairman of the Board of Directors of Suburban Propane Gas Corporation, a predecessor of Suburban, and a former Executive Vice President of Quantum.

DESCRIPTION OF COMMON UNITS

General

      The common units represent limited partner interests that entitle the holders to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

Number of Units

      As of April 8, 2003, we had 24,631,287 common units outstanding. Suburban Energy Services Group LLC, our general partner, owns a combined 1.89% general partner interest in us and our operating partnership.

      Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our Board of Supervisors in its sole discretion, including securities that may have special voting rights to which holders of common units are not entitled.

Listing

      Our common units are listed on the New York Stock Exchange under the symbol ''SPH.''

Voting

      Each outstanding common unit is entitled to one vote. However, if at any time, any person or group, including our general partner and its affiliates, owns beneficially more than 20% of all common units, any common units owned by that person or group in excess of 20% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. We hold a meeting of the limited partners every three years to elect our Board of Supervisors and to vote on any other matters that are properly brought before the meeting.

Cash Distributions

      Our partnership agreement requires us to distribute all of our ''available cash'' to our unitholders and our general partner within 45 days following the end of each fiscal quarter based on the priorities described below. ''Available cash'' generally means, with respect to any fiscal quarter, all of our cash on hand at the end of that quarter, less reserves necessary or appropriate, in the discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

      Distributions of available cash may be made either from ''operating surplus'' or from ''capital surplus.''

      ''Operating surplus'' generally means (A) our cash balance on the date we commenced operations, plus $40 million, plus all cash receipts from our operations, including working capital borrowings but excluding cash receipts from interim capital transactions (as defined below), minus (B) all of our operating expenses, debt service payments, including reserves, but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering, maintenance capital expenditures and reserves established for our future operations, in each case, since we commenced operations. ''Interim capital transactions'' generally include borrowings and sales of debt securities, other than for working capital purposes, sales of equity interests and sales or other dispositions of assets, other than inventory, accounts receivable and other current assets in the ordinary course of business.

      All available cash distributed will be treated as distributed from operating surplus until the sum of all available cash distributed since we commenced operations equals operating surplus as of the end of the quarter prior to that distribution. Therefore, capital surplus generally means any amounts of available cash that we distribute after distributing our available cash from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and do not expect to do so in the foreseeable future.

      Available cash from operating surplus with respect to any quarter is distributed as follows:

•	first, 98.11% to common unitholders, pro rata, and 1.89% to the general partner, until all common unitholders have received the minimum quarterly distribution of $0.50 per unit, and an amount equal to the excess of the target distribution of $0.55 per unit over the minimum quarterly distribution; and
•	thereafter, 84.98% to all common unitholders, pro rata, 13.13% to the general partner pursuant to its incentive distribution rights and 1.89% to the general partner in respect of its general partnership interest;

provided, however, that in the event we do not pay such minimum quarterly distribution, then we will not be required to pay any arrearages in respect of such distribution period.

      The target distributions discussed in the first bullet above will be proportionately adjusted in the event of any combination or subdivision of common units. In addition, if a distribution is made of available cash constituting cash from interim capital transactions, the target distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the unrecovered capital immediately after giving effect to such distribution and the denominator shall be the unrecovered capital immediately before such distribution. For these purposes, ''unrecovered capital'' means, the amount by which $20.50 exceeds the aggregate per unit distributions of cash from interim capital transactions on the common units. If and when the unrecovered capital is zero, the target distributions each will have been reduced to zero.

      The target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes. In that event, the target distributions for each quarter after this event would be reduced to an amount equal to the product of each of the target distributions multiplied by one minus the sum of

(1) the maximum marginal federal corporate income tax rate, plus

(2) the effective overall state and local income tax rate applicable to us for the taxable year in which the quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local taxes).

      Our general partner currently owns all incentive distribution rights, but has the right to transfer them freely. Incentive distribution rights are non-voting limited partner interests that confer upon the holder the right to receive certain cash distributions as described above. Our Board of Supervisors, with the approval of a majority of the elected supervisors, has the option, exercisable beginning in May 2004, to cause all the incentive distribution rights to be converted into a number of common units having a value equal to the fair market value of the incentive distribution rights.

      For a table showing our distribution history, see ''Price Range of Common Units and Cash Distributions.''

Transfer Restrictions

      Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or ''street'' name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. We have discretion to withhold consent to transfer.

Transfer Agent and Registrar

      Our transfer agent and registrar for the common units is Equiserve Trust Company, N.A. Their address is P.O. Box 43069, Providence, RI 02940.

OUR PARTNERSHIP AGREEMENT

Organization

      We are a Delaware limited partnership. Our general partner is Suburban Energy Services Group LLC, an entity owned by approximately 40 of our executives and other key employees.

Board of Supervisors

      Generally, our business is managed by, or under the direction of, our Board of Supervisors. The Board of Supervisors is comprised of five persons, of whom two are appointed by our general partner in its sole discretion and three are elected by the holders of a plurality of the outstanding common units present and voting, in person or by proxy, at the meeting of unitholders held every three years, which we refer to as the tri-annual meeting. A majority of the supervisors in office constitutes a quorum and a majority of a quorum is needed to adopt a resolution or take any other action. Each member of the Board of Supervisors serves for a term of three years. An elected supervisor may not be an employee, officer, director or affiliate of our general partner.

      The Board of Supervisors nominates individuals to stand for election as elected supervisors at a tri-annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected supervisors at the tri-annual meeting by providing written notice to the Board of Supervisors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the tri-annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to the Board of Supervisors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;
•	the number of common units beneficially owned by the limited partner or limited partners;
•	the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;
•	the written consent of the nominee(s) to serve as a member of the board of supervisors if so elected; and
•	a certification that the nominee(s) qualify as elected supervisors.

      The general partner may remove an appointed supervisor with or without cause at any time. ''Cause'' generally means a court's finding a person liable for actual fraud, gross negligence or willful or wanton misconduct in his or her capacity as a supervisor. Any and all of the elected supervisors may be removed at any time with cause by the affirmative vote of a majority of the elected supervisors and with or without cause, at a properly called meeting of the limited partners by the affirmative vote of the holders of a majority of the outstanding common units. If any appointed supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the general partner may fill the vacancy. If any elected supervisor is removed, resigns or is otherwise unable to serve as a supervisor, the vacancy may be filled by a majority of the elected supervisors then serving (or, if no elected supervisors are then serving, by a majority of the supervisors then serving).

Officers

      The Board of Supervisors has the authority to appoint our officers. The Board of Supervisors may also designate one of its members as its chairman and/or vice chairman who is automatically deemed an officer. Our officers include a president, one or more vice presidents, a treasurer and a secretary, and may include one or more assistant secretaries and assistant treasurers and other officers. Each of our officers has basic authority by virtue of being appointed an officer and may be further authorized from time to time by the Board of Supervisors to take any additional action that the Board of Supervisors delegates to that officer. The general partner has agreed to take any and all action necessary and appropriate to give effect to any duly authorized actions of the Board of Supervisors or any officer, including executing or filing any agreements, instruments or certificates.

Meetings; Voting

      Common unitholders are entitled to vote at all meetings of limited partners and to act with respect to all matters as to which their approval may be solicited. Each common unit is entitled to one vote. With respect to voting rights attributable to common units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the general partner is deemed to be the limited partner with respect to that assignee and, in exercising the voting rights in respect of those common units on any matter, must vote those common units at the written direction of the record holder. Absent direction from the record holders, those common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner must allocate the votes in respect of those common units in the same ratios as the votes of limited partners in respect of other common units are cast. Every three years, there is a meeting of the limited partners to elect the elected members of the Board of Supervisors. In addition, a special meeting of limited partners may be called by the Board of Supervisors or by limited partners owning in the aggregate at least 20% of the outstanding common units. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or, if authorized by the Board of Supervisors, without a meeting if consents in writing setting forth the action so taken are signed by holders of the number of limited partner interests as would be necessary to authorize or take the action at a meeting of the limited partners. Limited partners may vote either in person or by proxy at meetings.

      The holders of a majority of the outstanding common units represented in person or by proxy will constitute a quorum at a meeting of common unitholders, unless any action by the common unitholders requires approval by holders of a greater percentage of common units, in which case the quorum shall be the greater required percentage. In the case of elections for elected supervisors, any person and its affiliates, including the general partner, that owns more than 20% of the total common units then outstanding may vote not more than 20% of the total units then outstanding in the election. Additional limited partner interests having special voting rights could be issued by us in the future. Our partnership agreement provides that common units held in nominee or street name account will be voted by the broker or other nominee pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units, whether or not the record holder has been admitted as a limited partner, under the terms of the partnership agreement will be delivered to the record holder.

Non-citizen Assignees; Redemption

      If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our Board of Supervisors, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship, residency or other related status of any limited partner or assignee, we may redeem the common units held by that limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the Board of Supervisors may require each limited partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a limited partner or assignee fails to furnish information about nationality, citizenship, residency or other related status within 30 days after a request for that information, that limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon liquidation.

Transfer of General Partner Interests and Incentive Distribution Rights

      Our general partner may not transfer all or any part of its aggregate general partner interest in us or in our operating partnership to another person prior to September 30, 2006, without the approval of the holders of at least a majority of the outstanding common units. However, the general partner may, without the approval of the holders of the common units, transfer all of its general partner interest in us or in our operating partnership to (1) an affiliate of the general partner or (2) another person in connection with the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person. In each case, any transferee must assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel acceptable to the Board of Supervisors, agree to acquire all, or the appropriate portion, as applicable, of the general partner's interests in our operating partnership and agree to be bound by the provisions of the partnership agreement for the operating partnership.

      The general partner has the right at any time to transfer its incentive distribution rights to one or more persons, as an assignment of these rights or as a special limited partner interest, subject only to any reasonable restrictions on transfer and requirements for registering the transfer of the rights as may be adopted by the Board of Supervisors. However, no restrictions or requirements that adversely affect the holders of the incentive distribution rights in any material respect may be adopted without the approval of the holders of at least a majority of the incentive distribution rights. At any time, the owners of interests in the general partner may sell or transfer all or part of their interests in the general partner to an affiliate or a third party without the approval of the common unitholders.

Withdrawal or Removal of the General Partner

      Our general partner has agreed not to withdraw voluntarily as general partner prior to September 30, 2006, with limited exceptions described below, without obtaining the approval of the holders of at least a majority of the outstanding common units and furnishing an opinion of counsel. On or after September 30, 2006, our general partner may withdraw without first obtaining approval from any common unitholder by giving 90 days' written notice. In any event, our general partner may withdraw without common unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner, in limited instances, to sell or otherwise transfer all of its general partner interests without the approval of the common unitholders. For details regarding the transfer of the general partner's interest, see ''—Transfer of General Partner Interests and Incentive Distributions Rights,'' above.

      Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest, the holders of at least a majority of the outstanding common units may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after the withdrawal the holders of at least a majority of the outstanding common units agree in writing to continue our business and to the appointment of a successor general partner.

      Our general partner may not be removed unless the removal is approved by the vote of the holders of at least a majority of the outstanding common units and we receive an opinion of counsel. Any removal is also subject to the approval of a successor general partner by the vote of the holders of at least a majority of the outstanding common units. The partnership agreement also provides that if our general partner is removed without cause and units held by the general partner and its affiliates are not voted in favor of the removal, the general partner will have the right to convert its general partner interests and all of its incentive distribution rights into common units or to receive cash in exchange for those interests. Withdrawal or removal of our general partner also constitutes its withdrawal or removal, as the case may be, as the general partner of our operating partnership. In the event of withdrawal of our general partner that violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and all of its incentive distribution rights for a cash payment equal to the fair market value of those interests.

      Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and the incentive distribution rights for the fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner, or, if no agreement is reached, by an independent investment banking firm or other independent experts selected by the departing general partner and the successor general partner, or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them. In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner for our benefit.

      If the above-described option is not exercised by either the departing general partner or the successor general partner, as applicable, the departing general partner will have the right to convert its general partner interests in us and our operating partnership, as well as its incentive distribution rights, into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph or to receive cash in exchange for those interests. Any successor general partner will be deemed to have irrevocably delegated to the Board of Supervisors the authority to manage, or direct the management of, our affairs to the same extent as the departing general partner.

Amendment of Partnership Agreement

      Amendments to the partnership agreement may be proposed only by or with the consent of the Board of Supervisors. In order to adopt a proposed amendment, we are, in general, required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the common unitholders to consider and vote upon the proposed amendment. However, there are some exceptions to this general rule. First, there are some types of amendments that are prohibited by the partnership agreement. Second, there are some types of amendments that can be made by our Board of Supervisors without approval by the common unitholders. Generally, the types of amendments that can be made without unitholder approval are those that will not adversely affect the limited partners in any material respect.

Limited Call Right

      If at any time less than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of that class held by those unaffiliated persons as of a record date to be selected by the general partner on at least 10 but not more than 60 days' prior notice. The purchase price for a purchase of this kind will be the greater of:

•	the highest price paid by the general partner or any of its affiliates for any limited partner interests of that class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase such limited partner interests, and
•	the current market price as of the date three days prior to the date the notice is mailed.

As a consequence of the general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his or her limited partner interests purchased even though he or she does not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of those limited partner interests. The tax consequences to a common unitholder of the exercise of this call right are the same as those applicable to a sale in the open market.

Registration Rights

      Pursuant to the terms of the partnership agreement, we have agreed, subject to some limitations, to register for resale under the Securities Act of 1933 and applicable state securities laws any of our common units or other securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements of those laws is not otherwise available for the proposed sale. We have agreed to bear all expenses incidental to that registration and sale, excluding underwriting discounts and commissions.

TAX CONSIDERATIONS

Federal Income Tax Considerations

      This section is a summary of the material federal income tax considerations that may be relevant to prospective unitholders and, to the extent set forth below under ''—Legal Opinions'', expresses the opinion of Weil, Gotshal & Manges LLP, our counsel, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. As the context otherwise requires, references in this section to ''us'' or ''we'' are references to either Suburban or the Operating Partnership.

      No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, tax-exempt entities, expatriates, foreign persons, persons holding units in a tax-deferred or tax-advantaged account, persons holding units as part of a ''straddle,'' ''hedge'' or ''conversion'' transaction with other investments, persons who hold their units through a partnership or other entity which is a pass-through entity for United States federal income tax purposes, or persons for whom a unit is not a capital asset. Furthermore, the discussion assumes that prospective unitholders are not related to each other or to existing unitholders, either by blood or through ownership of entities, in a manner that would affect the tax results to prospective unitholders of owning units. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of common units.

Legal Opinions

      Counsel is of the opinion that, as of the date hereof, assuming the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) Suburban and the Operating Partnership will each be treated as a partnership, and (ii) owners of common units, with certain exceptions, as described in ''—Limited Partner Status'' below, will be treated as partners of Suburban, but not the Operating Partnership. In addition, all statements as to matters of federal income tax law and legal conclusions pertaining thereto contained in this section, unless otherwise noted, reflect the opinion of counsel as of the date hereof. All references to ''us,'' ''we'' or ''our'' are to either Suburban or the Operating Partnership and not to Weil, Gotshal & Manges LLP.

      We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate ''qualifying income'' under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly by us, and, indirectly by the unitholders and the general partner, because the costs incurred by us will reduce the amount of cash available for distribution on our common units. Furthermore, no assurance can be given that our treatment, or an investment in Suburban, will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

      For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see ''—Tax Treatment of Unitholders—Treatment of Short Sales'');
•	whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in the common units (see ''—Disposition of Common Units—Recognition of Gain or Loss'');
•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see ''—Disposition of Common Units—Allocations Between Transferors and Transferees'');
•	certain matters relating to the allocation among the partners of our income, gain, loss and deduction for federal income tax purposes (see ''—Allocation of Partnership Income, Gain, Loss and Deduction''); and
•	whether our method for depreciating certain Section 743 adjustments is sustainable (see ''—Tax Treatment of Operations—Section 754 Election'' and ''Uniformity of Common Units'').

Partnership Status

      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

      We have not requested, and do not expect to request any ruling from the IRS as to the status of Suburban or the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Suburban and the Operating Partnership will each be classified as a partnership for federal income tax purposes. In rendering its opinion, counsel has relied on certain factual representations made by Suburban and the general partner. Such factual matters are as follows:

•	Neither Suburban nor the Operating Partnership has elected or will elect to be treated as an association or corporation;
•	Suburban and the Operating Partnership have been and will be operated in accordance with:
•	all applicable partnership statutes; the partnership agreement or operating partnership agreement (whichever is applicable); and
•	the description of the applicable agreement in this prospectus; and
•	For each taxable year, more than 90% of our gross income will be derived from:
•	the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof; and/or
•	dividends, interest, real property rents and sales proceeds and qualifying hedge income.

      Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the ''Qualifying Income Exception,'' exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of ''qualifying income.'' Qualifying income includes interest from other than a financial business, dividends and income and gains from the processing, transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Based upon the representations of Suburban and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income. We estimate that approximately 5% or less of our gross income for calendar year 2002 was not qualifying income.

      If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Suburban, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and the distribution qualifies for certain exceptions relating to the distribution of marketable securities by partnerships. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

      If Suburban or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and our net income would be taxed to Suburban or the Operating Partnership at corporate rates. The imposition of a corporate income tax on our income would reduce the amount of cash available to distribute to unitholders. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Suburban's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Suburban or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

      The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Limited Partner Status

      Unitholders who have become limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, it is not clear whether such assignees will be treated as partners of Suburban for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such common units.

      Although it is not clear, a beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. See ''—Tax Treatment of Unitholders—Treatment of Short Sales.''

      Our income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes and the treatment of cash distributions to them.

Flow-through of Taxable Income

      We will not pay any federal income tax. Instead, each unitholder must report on its income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if it has not received a corresponding cash distribution. Each unitholder must include in income its allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

Treatment of Partnership Distributions

      Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under ''—Disposition of Common Units'' below. Current tax law requires that any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as ''nonrecourse liabilities,'' be treated as a distribution of cash to that unitholder. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. To the extent that our distributions cause a unitholder's ''at risk'' amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See ''—Tax Treatment of Unitholders—Limitations on Deductibility of Partnership Losses.''

      A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease such unitholder's share of nonrecourse liabilities, if any, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the unitholder's tax basis in the common units, if such distribution reduces the unitholder's share of our ''unrealized receivables,'' including depreciation recapture, and/or substantially appreciated ''inventory items,'' both as defined in Section 751 of the Internal Revenue Code, and collectively, ''Section 751 Assets.'' To that extent, the unitholder will be treated as having been distributed part of its proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

Alternative Minimum Tax

      Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss, including any items of tax preference, for purposes of the alternative minimum tax. A portion of our depreciation deductions will be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us will be higher than his share of our net income because we will use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The alternative minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Basis of Common Units

      A unitholder will have an initial tax basis in the common units equal to the amount paid for the common units plus the unitholder's share of our nonrecourse liabilities, if any. That basis will be increased by the unitholder's share of our income and by any increases in the unitholder's share of our nonrecourse liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities, if any, and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on its share of profits, of our nonrecourse liabilities. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future. See ''—Disposition of Common Units—Recognition of Gain or Loss.''

Limitations on Deductibility of Partnership Losses

      The deduction by a unitholder of its share of our losses will be limited to its tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be ''at risk'' with respect to our activities, if that is less than the unitholder's tax basis. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitations is no longer utilizable.

      In general, a unitholder will be at risk to the extent of its tax basis in the common units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than increases or decreases in tax basis attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities, if any.

      The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset future passive activity income generated by us and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships or investment income generated by us, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full upon disposition of the entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

      The deductibility of a non-corporate taxpayer's ''investment interest expense'' is generally limited to the amount of such taxpayer's ''net investment income.'' As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;
•	our interest expense attributable to portfolio income; and
•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

      The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment unless the unitholder waives the benefit of the lower tax rates on such gain.

Allocation of Partnership Income, Gain, Loss and Deduction

      In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the holders of incentive distribution rights, gross income is allocated to the recipients to the extent of such distributions. There can be no assurances under the treasury regulations that such allocations with respect to the incentive distribution rights will be respected, in which case a unitholder may be allocated additional income, possibly without a corresponding allocation of a deduction for the payment to the holder of the incentive distribution right. In addition, in the event of the conversion of the incentive distribution rights into common units, we intend to take the position that additional taxable income will not be allocated to the existing common unitholders. There can be no assurance, however, that the IRS will not challenge such position. Accordingly, each prospective unitholder should consult its tax advisor regarding the tax consequences caused by the existence of the incentive distribution rights. If we have a net loss, our items of income, gain, loss and deduction are generally allocated first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and, second, to the general partner.

      As required by Section 704(c) of the Internal Revenue Code and as permitted by the treasury regulations, certain items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by each of our partners, referred to in this discussion as ''Contributed Property,'' and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

      The treasury regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's ''book'' capital account, credited with the fair market value of Contributed Property, and ''tax'' capital account, credited with the tax basis of Contributed Property (the ''Book-Tax Disparity''), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

      Under the Internal Revenue Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the ''ceiling limitation''). As allowed by the treasury regulations, to the extent that the ceiling limitation is or becomes applicable, we will allocate certain items of income and deduction in a way designed to effectively ''solve'' this problem and eliminate the impact of the ceiling limitation. Although these allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the unitholders they, nevertheless, generally should be respected under the treasury regulations.

      Except with respect to the allocations discussed in the remainder of this paragraph, these allocations should be respected for federal income tax purposes. However, because there are uncertainties in the treasury regulations relating to the allocation of partnership income and because certain of the allocations that may be made under our partnership agreements will be determined by the Board of Supervisors or the general partner in their discretion, there can be no assurance that all of the allocations under our partnership agreements will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. See for example, the discussion in (1) this section regarding allocations attributable to incentive distribution rights, (2) ''Tax Treatment of Operations—Section 754 Election'', (3) ''Disposition of Common Units—Allocations Between Transferors and Transferees,'' and (4) ''Uniformity of Common Units.'' However, no reallocation could be made arbitrarily by the Internal Revenue Service. In such circumstances, a partner's distributive share of our income, gain, loss, or deduction will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

Tax Treatment of Operations

Accounting Method and Taxable Year

      We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its allocable share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, any unitholder who has a taxable year ending on a date other than December 31 who disposes of all of its units following the close of our taxable year but before the close of the unitholder's taxable year must include the allocable share of our income, gain, loss and deduction for that taxable year. Therefore, the unitholder's income for the taxable year may include its allocable share of more than one year of our income.

Tax Basis, Depreciation and Amortization

      We use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See ''—Tax Treatment of Unitholders—Allocation of Partnership Income, Gain, Loss and Deduction.''

      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See “—Tax Treatment of Unitholders—Allocation of Partnership Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

      The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted currently, ratably, or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

Section 754 Election

      We have made the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets (''inside basis'') pursuant to Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) its share of our tax basis in such assets (''common basis'') and (2) its Section 743(b) adjustment to that basis. The amount of the adjustment under Section 743(b) is equal to the difference between the purchaser's initial adjusted federal income tax basis in the units purchased and its share of our adjusted basis in our assets attributable to those units. The Section 743(b) adjustment attempts to provide the purchaser with the equivalent of an adjusted tax basis in its share of our assets equal to the fair market value of such share.

      Effective for transfers of partnership interests occurring on or after December 15, 1999, Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate the portion of the Section 743(b) increase with respect to recovery property that is attributable to Section 704(c) built-in gain over the remaining cost recovery period for the Section 704(c) built-in gain. Any remaining portion of the Section 743(b) adjustment is recovered as if it were newly-purchased recovery property placed in service when the purchaser purchased his partnership interest. The recovery allowance for the purchaser's share of common basis is unaffected by the Section 743(b) adjustment.

      However, the regulations under Section 197 indicate that the Section 743(b) adjustment attributable to a Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Furthermore, under treasury regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

      Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain treasury regulations. See ''—Uniformity of Common Units.'' Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but arguably inconsistent with treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and treasury regulation Section 1.197-2(g)(3). To the extent such

Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See “—Uniformity of Common Units.”

      The allocation of the Section 743(b) adjustment among items of partnership property must be made in accordance with the Internal Revenue Code and the treasury regulations thereunder. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Goodwill, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.

      A section 754 election is advantageous if the transferee's tax basis in his common units is higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

      The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Valuation of Partnership Property and Basis of Properties

      The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

Entity-Level Collections

      If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

Treatment of Short Sales

      A unitholder whose common units are loaned to a ''short seller'' to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. See also ''—Disposition of Common Units—Recognition of Gain or Loss.''

Disposition of Common Units

Recognition of Gain or Loss

      A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale. Currently, we do not have any nonrecourse liabilities to allocate to our unitholders and we do not expect to have any in the future.

      Prior distributions from us in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than his original cost.

      Gain or loss recognized by a unitholder, other than a ''dealer'' in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other ''unrealized receivables'' or to ''inventory items'' owned by us. The term ''unrealized receivables'' includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an ''equitable apportionment'' method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder's common units. It is not clear whether the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

      Certain provisions of the Internal Revenue Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an ''appreciated'' partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into,

•	certain types of short sales;
•	an offsetting notional principal contract; or
•	a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

      In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the ''Allocation Date''). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

      The use of this method may not be permitted under existing treasury regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the treasury regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future treasury regulations.

      Any unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

Notification Requirements

      A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us, or their broker, is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among our properties. A unitholder who is required to recognize ordinary income or loss under Section 751 of the Internal Revenue Code upon the sale or exchange of a common unit must submit with its federal income tax return for the taxable year in which the sale or exchange occurs, a statement setting forth the date of the sale or exchange, the amount of gain or loss attributable to the Section 751 property and the amount of capital gain or loss. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

      We will be considered to have been terminated if, in the aggregate, there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we currently do not intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of us will cause a termination of the Operating Partnership. Any such termination would result in the closing of our taxable year for all unitholders. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Uniformity of Common Units

      Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from the application of the ''ceiling limitation'' to our ability to make allocations to eliminate Book-Tax disparities and a literal application of treasury regulation Section 1.167(c)-1(a)(6) and treasury regulation Section 1.197-2(g)(3) to our Section 743(b) adjustments. Any non-uniformity could have a negative impact on the value of the common units. See ''—Tax Treatment of Operations—Section 754 Election.''

      Although counsel is unable to opine on the validity of this method, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but is arguably inconsistent with treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and treasury regulation Section 1.197-2(g)(3). See ''—Tax Treatment of Operations—Section 754 Election.'' To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. See ''—Disposition of Common Units—Recognition of Gain or Loss.''

Tax-Exempt Organizations and Certain Other Investors

      Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to such an organization will be unrelated business taxable income and thus will be taxable to such a unitholder.

      A regulated investment company or ''mutual fund'' is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

      Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the transfer agent or United States nominee will withhold taxes (currently at the rate of 38.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

      Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's ''U.S. net equity,'' which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a ''qualified resident'' may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures

      We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, treasury regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could result in a reallocation of our income to the unitholders and could negatively affect the value of the common units.

      The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the ''Tax Matters Partner'' for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

      The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do because of the costs of application, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return. If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities, such as portfolio income or loss; (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate.

Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

      Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. We do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

Nominee Reporting

      Persons who hold an interest in us as a nominee for another person are required to furnish to us (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Registration as a Tax Shelter

      The Internal Revenue Code requires that ''tax shelters'' be registered with the Secretary of the Treasury. The temporary treasury regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 96080000050.

      Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

      We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

Reportable Transaction Disclosure

      In certain circumstances, a unitholder who disposes of common units in a transaction resulting in the recognition by such unitholder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction in accordance with recently issued treasury regulations governing tax shelters and other potentially tax-motivated transactions. Prospective unitholders should consult their tax advisors concerning any possible disclosure obligation under such treasury regulations with respect to the disposition of such units.

Accuracy-Related Penalties

      An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, ''substantial authority'' or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to ''tax shelters,'' a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an ''understatement'' of income for which no ''substantial authority'' exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

      In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 47 states. Many of these states currently impose a state income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. We do not currently intend to elect to effect withholding in any state, and the amount of withholding currently required by the states in which we do business is zero. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See ''—Tax Treatment of Unitholders—Entity-Level Collections.''

      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of an investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

UNDERWRITING

      We and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the units being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the units being offered.

      Goldman, Sachs & Co. is committed to take and pay for all of the units being offered, if any are taken, other than the units covered by the option described below unless and until this option is exercised.

      If Goldman, Sachs & Co. sells more units than the total number being offered, Goldman, Sachs & Co. has an option to buy up to an additional        units from us to cover those sales. It may exercise that option for 30 days.

      The following table shows the per unit and total underwriting discount to be paid to Goldman, Sachs & Co. by us. Those amounts are shown assuming both no exercise and full exercise of Goldman, Sachs & Co.'s option to purchase        additional units.

Paid by Suburban Propane Partners

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

      Units sold by Goldman, Sachs & Co. to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any units sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount of up to $        per unit from the initial price to public. Any of the securities dealers may resell any units purchased from Goldman, Sachs & Co. to other brokers or dealers at a discount of up to $        per unit from the initial price to public. If all the units are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms.

      We, our officers and the members of our Board of Supervisors have agreed with Goldman, Sachs & Co., subject to certain exceptions, not to dispose of or hedge any of the units, securities similar to the units or securities convertible into or exchangeable for the units during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. These agreements also do not apply to any existing employee benefit plans, unit option plans or restricted unit plans.

      In connection with the offering, Goldman, Sachs & Co. may purchase and sell units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of units than it is required to purchase in the offering. ''Covered'' short sales are sales made in an amount not greater than Goldman, Sachs & Co.'s overallotment option to purchase additional units from us in the offering. Goldman, Sachs & Co. may close out any covered short position by either exercising its overallotment option or purchasing units in the open market. In determining the source of units to close out the covered short position, Goldman, Sachs & Co. will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through exercise of the overallotment option. ''Naked'' short sales are any sales in excess of the overallotment option. Goldman, Sachs & Co. must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of units made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common units, and may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $       .

      We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL OPINIONS

      The validity of the common units offered hereby are being passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for Goldman, Sachs & Co. by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

      The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended September 28, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we file reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any information filed by us is also available on the SEC's EDGAR database at http://www.sec.gov. Our common units are listed on the New York Stock Exchange, and reports, proxy statements and other information can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to ''incorporate by reference'' the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We are incorporating by reference in this prospectus the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended September 28, 2002;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2002;
•	our Current Reports on Form 8-K filed on October 10, 2002 and January 9, 2003; and
•	the description of the common units in our registration statement on Form 8-A filed on February 22, 1996.

      We also incorporate by reference all documents that we may file with the SEC pursuant to Sections 13(a), 13(b), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

      You may request a copy of any of these documents, at no cost, by writing or telephoning our Investor Relations Department at the following address and telephone number:

Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981
Telephone No.: (973) 887-5300

      You should rely on the information provided in this prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We will make offers of common units only in states where those offers are permitted. You should not assume that the information in this prospectus or any incorporated document is accurate as of any date other than the date of this prospectus or that document, as the case may be.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act. All statements that do not relate strictly to historical or current facts are forward-looking statements. They use words such as ''anticipate,'' ''believe,'' ''intend,'' ''plan,'' ''projection,'' ''forecast,'' ''strategy,'' ''position,'' ''continue,'' ''estimate,'' ''expect,'' ''may,'' ''will,'' or the negative of those terms or similar words. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions involving future events that we may not be able to accurately predict or over which we have no control. Therefore, the future results of our company may differ materially from those expressed in these forward-looking statements. Specific factors which could cause actual results to differ from those in the forward-looking statements are discussed in the ''Risk Factors'' section of this prospectus, which begins on page 6. You should not put undue reliance on any forward-looking statements.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Common Units
Suburban Propane
Partners, L.P.
Representing Limited Partner Interests

Goldman, Sachs & Co.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

      All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

Item 14. Other Expenses of Issuance and Distribution

      The expenses to be paid by Suburban in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission registration fee	$
NASD filing fee
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Transfer agent fees & expenses
Miscellaneous

Total	$

Item 15. Indemnification of Directors and Officers

      Our partnership agreement provides that Suburban will indemnify (i) the members of the Board of Supervisors or the members of the Board of Supervisors of the Operating Partnership or any subsidiary of the Operating Partnership, (ii) the general partner, (iii) any departing partner, (iv) any person who is or was an affiliate of the general partner or any departing partner, (v) any person who is or was a member, partner, director, officer, employee, agent or trustee of Suburban, the Operating Partnership or any subsidiary of the Operating Partnership, (vi) any person who is or was a member, partner, officer, director, employee, agent or trustee of the general partner or any departing partner or any affiliate of the general partner or any departing partner, or (vii) any person who is or was serving at the request of the Board of Supervisors, the general partner or any departing partner or any affiliate of the general partner or any departing partner as a member, partner, director, officer, employee, partner, agent, fiduciary or trustee of another person (''Indemnitees''), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of Suburban and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of Suburban, and the general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to Suburban to enable it to effectuate, such indemnification. Suburban is authorized to purchase (or to reimburse the general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with Suburban's activities, regardless of whether Suburban would have the power to indemnify such person against such liabilities under the provisions described above.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and/or persons controlling the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit No.		Description
1.1	—	Form of Underwriting Agreement.*
2.1	—	Recapitalization Agreement dated as of November 27, 1998 by and among Suburban, the Operating Partnership, the general partner, Millennium Chemicals, Inc. and Suburban Energy Services Group LLC (filed as Exhibit 2.1 to Suburban's Current Report on Form 8-K filed December 3, 1998).**
3.1	—	Second Amended and Restated Agreement of Limited Partnership of Suburban Propane Partners, L.P. dated as of May 26, 1999 (filed as Exhibit 3(a) to Suburban's Quarterly Report on Form 10-Q filed August 10, 1999).**
3.2	—	Second Amended and Restated Agreement of Limited Partnership of Suburban Propane, L.P. dated as of May 26, 1999 (filed as Exhibit 3(b) to Suburban's Quarterly Report on Form 10-Q filed August 10, 1999).**
5.1	—	Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities registered hereby.*
8.1	—	Form of opinion of Weil, Gotshal & Manges LLP as to tax matters.
21.1	—	Listing of Subsidiaries of Suburban (filed as Exhibit 21.1 to Suburban's Annual Report on Form 10-K for the fiscal year ended September 28, 2002).**
23.1	—	Consent of Independent Accountants.
23.2	—	Consent of Weil, Gotshal & Manges LLP (to be included in the Opinion filed as Exhibit 5.1).*
23.3	—	Consent of Weil, Gotshal & Manges LLP (included in the Opinion filed as Exhibit 8.1).
24.1	—	Power of Attorney (included on signature page to Registration Statement).

*	To be subsequently filed by amendment.
**	Incorporated by reference.

Item 17. Undertakings

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Whippany, State of New Jersey, on April 9, 2003.

SUBURBAN PROPANE PARTNERS, L.P.
By:	/s/ MARK A. ALEXANDER Mark A. Alexander President, Chief Executive Officer and Appointed Supervisor

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes Janice G. Meola such person's true and lawful attorney, with full power of substitution to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, including Post-Effective Amendments, and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming such person's signature as it may be signed by said attorney to any and all amendments.

Signature	Title	Date
/s/ MARK A. ALEXANDER Mark A. Alexander	President and Chief Executive Officer; Appointed Member of the Board of Supervisors (Principal Executive Officer)	April 9, 2003
/s/ ROBERT M. PLANTE Robert M. Plante	Vice President—Finance (Principal Financial Officer)	April 9, 2003
/s/ MICHAEL J. DUNN, JR. Michael J. Dunn, Jr.	Senior Vice President—Corporate Development; Appointed Member of the Board of Supervisors	April 9, 2003
/s/ JOHN HOYT STOOKEY John Hoyt Stookey	Elected Member and Chairman of the Board of Supervisors	April 9, 2003
/s/ HAROLD R. LOGAN, JR. Harold R. Logan, Jr.	Elected Member of the Board of Supervisors	April 9, 2003
/s/ DUDLEY C. MECUM Dudley C. Mecum	Elected Member of the Board of Supervisors	April 9, 2003